UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SHAREHOLDERS' ANNUAL MEETING PROPOSALS 2020

Shareholders' Meetings
March 30 | 4 p.m.
Núcleo Cidade de Deus
Salão Nobre, 5º andar of Prédio Vermelho

bradesco

Summary

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Annual Shareholders’ Meeting – 3.10.2020 – 4:20 p.m.

Proposal for the net income allocation of the fiscal year 2019

Dear shareholders,

Taking into account that Bradesco obtained during the year ended on December 31, 2019 the net income of R$22,582,615,270.36, the Board of Directors hereby submits, for examination and resolution, the proposal to allocate it as follows:

✓  R$1,129,130,763.52 for the "Profit Reserves - Legal Reserve" account;

✓  R$13,589,708,189.08 for the "Profit Reserves - Statutory " account;

✓  R$7,372,857,991.59 for the payment of interest on shareholders´ equity, which already has been paid, and R$490,918,326.17 in dividends, whose proposal will be appreciated by the Board of Directors on February 17, 2020, reaffirming that a new distribution of interest on equity/dividends for 2019 will not be proposed to the Shareholders’ Meeting.

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Additional information may be found in the Exhibit on allocation of net profit for the year, in accordance with Attachment 9-1-II of CVM Instruction No. 481/09.

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Annual Shareholders’ Meeting – 3.10.2020 – 4:20 p.m.

Proposal to establish the number of members of the Board of Directors and to elect them

Dear Shareholders,

The controlling shareholders of Banco Bradesco S.A., represented pursuant to its Bylaws, hereby submit, for examination and resolution, observing the provisions of the “caput” of Article 8 of the Company’s Bylaws, proposals for the:

  Company’s Board of Directors to be comprised of, in the current fiscal year, 10 (ten) members, with the following re-elections:

Luiz Carlos Trabuco Cappi, Brazilian citizen, widower, bank employee, Identity Card 5.284.352-X/SSP-SP, Individual Taxpayer's ID 250.319.028/68;
Carlos Alberto Rodrigues Guilherme, Brazilian citizen, married, bank employee, Identity Card 6.448.545-6/SSP-SP, Individual Taxpayer's ID 021.698.868/34
Denise Aguiar Alvarez, Brazilian citizen, divorced, educator, Identity Card 5.700.904-1/SSP-SP, Individual Taxpayer's ID 032.376.698/65
João Aguiar Alvarez, Brazilian citizen, married, agronomist, Identity Card 6.239.718-7/SSP-SP, Individual Taxpayer's ID 029.533.938/11
Milton Matsumoto, Brazilian citizen, married, bank employee, Identity Card 29.516.917-5/SSP-SP, Individual Taxpayer's ID 081.225.550/04
Alexandre da Silva Glüher, Brazilian citizen, married, bank employee, Identity Card 57.793.933-6/SSP-SP, Individual Taxpayer's ID 282.548.640/04
Josué Augusto Pancini, Brazilian citizen, married, bank employee, Identity Card 10.389.168-7/SSP-SP, Individual Taxpayer's ID 966.136.968/20
Maurício Machado de Minas, Brazilian citizen, married, bank employee, Identity Card 7.975.904-X/SSP-SP, Individual Taxpayer's ID 044.470.098/62

and electing, as independent members, according to the governance criteria applicable, Messrs:

Walter Luis Bernardes Albertoni, Brazilian citizen, married, lawyer, Identity Card 14.009.886/SSP-SP, Individual Taxpayer's ID 147.427.468/48;
Samuel Monteiro dos Santos Junior, Brazilian citizen, married, lawyer, OAB/RJ No. 42.122, Individual Taxpayer's ID 032.621.977/34

The shareholders clarify that its candidates filed, at Bradesco's headquarters, a statement, under penalty of law, that they fulfill the eligibility preconditions, pursuant to Articles 146 and 147 of Law No. 6,404/76 and to Resolution No. 4,122/12, of the National Monetary Council.

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Annual Shareholders’ Meeting – 3.10.2020 – 4:20 p.m.

In addition to the statements above mentioned, Mr. Walter Luis Bernardes Albertoni and Mr. Samuel Monteiro dos Santos Junior have also presented a statement verifying their fitting in the independence criteria, namely:

•       They are not shareholders with direct or indirect control of the company;

•       Their voting power at the board meetings is not bound by shareholders’ agreement the purpose of which is company-related subject matters;

•       They are not spouses, life companions or direct or collateral relatives up to the second degree of the controlling shareholder, company administrator or controlling shareholder’s administrator;

•       They have not been, for the last three (3) years, employees or directors of the company or its controlling shareholder;

•       They are not kin up to the second degree of the controlling shareholder, company administrator or controlling shareholder’s administrator;

•       They have not been, for the last three (3) years, employees or directors of affiliated, controlled or jointly controlled companies;

•       They have no business relationships with the company, its controlling shareholder or with affiliated, controlled or jointly controlled companies;

•       They have no position at a company or entity which keeps business relationships with the company or with its controlling shareholder with decision-making power in such company or entity; and

•       They do not receive other compensation from the company, its controlling shareholder, or affiliated, controlled or jointly controlled companies besides the one relating to their activities as member of the board or committees of the company, of its controlling shareholder, its affiliated companies, controlled companies or companies under common control, except for cash payments relating to equity interest in the company and benefits originating from complementary pension plans.

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If re-elected and elected, everyone shall have their names submitted to Central Bank of Brazil for approval, upon which they shall take office for a term of two (2) years, to be extended up to the installation of the new Board Members to be elected at the Ordinary General Meeting to be held in 2022.

Finally, the Company states that:

Annual Shareholders’ Meeting – 3.10.2020 – 4:20 p.m.

•       the election of the members of the Board of Directors shall take place through individual vote;

•       the number of members above mentioned may be increased by a decision to be taken by the shareholders at the same Meeting in the following cases;

•       in case of a requirement for the adoption of the multiple voting system that complies with the applicable legal and regulatory requirements (caput and Paragraph One of Article 141 of Law No. 6,404/76 and CVM Instruction No. 165/91); or

•       in case the minority shareholders exercise their right to elect member for the Board of Directors in a separate vote, provided that the requirements in Paragraphs Four to Six of Article 141 of Law No. 6,404/76 be fulfilled;

•       in accordance with the provisions in Article 110 of Law No. 6,404/76, which provides that "each common share corresponds to 1 (one) vote in the deliberations of the Shareholders’ Meeting", sealing, therefore, the plural voting, in case the adoption of the multiple vote process is required and if there is also a nomination of candidates for the election process separately, the common shareholder may will not participate of both voting processes with the same shares.

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For additional information, consult the résumés of the candidates for the Board of Directors by the controlling shareholders, in accordance with the Items 12,5 to 12,10 of Attachment 24 of CVM Instruction No. 480/09.

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Annual Shareholders’ Meeting – 3.10.2020 – 4:20 p.m.

Proposal to elect members to compose the Fiscal Council

Dear Shareholders,

Article 20 of the Company's Bylaws and Article 2 of the Internal Rules of the Fiscal Council inform that the Fiscal Council shall be composed of three (3) to five (5) effective members and an equal number of alternates, shareholders or not.

Considering the provisions of letter “b” of Paragraph Four of Article 161 of Law No. 6,404/76, we hereby submit to you the proposal for the election of the Fiscal Council’s members, all with 1 year term of office, until the Annual Shareholders’ Meeting to be held in 2021, indicating to compose it:

a) as effective members:

Ariovaldo Pereira, Brazilian, married, accountant, Identity Card 5.878.122-5/SSP-SP, Individual Taxpayer’s ID 437.244.508/34
Domingos Aparecido Maia, Brazilian, married, accountant, Identity Card 7.220.493-X/SSP-SP, Individual Taxpayer’s ID 714.810.018/68
José Maria Soares Nunes, Brazilian, in stable union, accountant, Identity Card 10.729.603-2/SSP-SP, Individual Taxpayer’s ID 001.666.878/20

b) as alternates of the members above mentioned, respectively, Messrs.:

João Batista de Moraes, Brazilian, married, lawyer, Identity Card 8.780.236/SSP-SP, Individual Taxpayer’s ID 863.025.078/04
Nilson Pinhal, Brazilian, married, business administrator, Identity Card 4.566.669-6/SSP-SP, Individual Taxpayer’s ID 221.317.958/15
Renaud Roberto Teixeira, Brazilian, married, entrepreneur, Identity Card 3.022.895-5/SSP-SP, Individual Taxpayer’s ID 057.180.078/53

We clarify that our candidates filed at the Company’s headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76. Should they be elected, they will take office after their names are approved by the Central Bank of Brazil.

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For additional information, consult the résumés of the candidates for the Fiscal Council by the controlling shareholders, in accordance with the Items 12,5 to 12,10 of Attachment 24 of CVM Instruction No. 480/09.

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Annual Shareholders’ Meeting – 3.10.2020 – 4:20 p.m.

Appointment of candidates to compose the Fiscal Council formalized by preferred shareholders

Dear Shareholders,

Pursuant to item "a" of Paragraph Four of Article 161 of Law No. 6,404/76, below we make available the names and qualifications of the candidates appointed by Aberdeen Asset Management PLC, itself and on behalf of the investment funds and portfolios managed by companies in its economic group, non-controlling shareholder holder of preferred shares issued by the Company, to compose the Fiscal Council:

Effective Member	Alternate Member
Cristiana Pereira, Brazilian, married, economist, Identity Card 10.866.244-5/SSP-SP, Individual Taxpayer’s ID 120.701.098/79.	Reginaldo Ferreira Alexandre, Brazilian, married, economist, Identity Card 8.781.281/SSP-SP, Individual Taxpayer’s ID 003.662.408/03.

The candidates above mentioned filed at the Company’s headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76. Should they be elected, they will take office after their names are approved by the Central Bank of Brazil.

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For additional information, consult the résumés of the candidates for the Fiscal Council by the preferred shareholders, in accordance with the Items 12,5 to 12,10 of Attachment 24 of CVM Instruction No. 480/09.

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Annual Shareholders’ Meeting – 3.10.2020 – 4:20 p.m.

Appointment of candidates to compose the Fiscal Council formalized by non-controlling common shareholders

Dear shareholders,

Pursuant to item "a" of Paragraph Four of Article 161 of Law No. 6,404/76, below we made available the names and qualifications of the candidates appointed by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, non-controlling shareholder holder of common shares issued by the Company, to compose the Fiscal Council:

Effective Member	Alternate Member
Ivanyra Maura de Medeiros Correa, Brazilian, married, engineer, Identity Card 59.886.740-5/SSP-SP, Individual Taxpayer’s ID 009.092.797-48,	Genival Francisco da Silva, Brazilian, married, Financial Advisor Identity Card 8.874.190-4/SSP-SP, Individual Taxpayer’s ID 003.736.268/27

The candidates above mentioned filed at the Company’s headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76. Should they be elected, they will take office after their names are approved by the Central Bank of Brazil.

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For additional information, consult the résumés of the candidates for the Fiscal Council by the non-controlling common shareholders, in accordance with the Items 12,5 to 12,10 of Attachment 24 of CVM Instruction No. 480/09.

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Annual Shareholders’ Meeting – 3.10.2020 – 4:20 p.m.

Proposal for the overall Management compensation and social security amount

Dear shareholders,

The Board of Directors of the Company hereby submits for your examination and approval, proposal for establish the overall remuneration, fund the pension plan and contributions to the INSS for the year 2020, in the total of up to R$ 995,000,000.00, being:

a) R$632,000,000.00, of which:

(i)  R$515,918,367.35 - fixed and variable remuneration;

(ii)  R$116,081,632.65 – contributions to the INSS, that are borne by the Company; and

b) R$363,000,000.00 to funding of the management pension plan.

The Company clarifies that:

1)  the proposed values have not changed in relation to the ones approved in the Annual Shareholders’ Meeting held in 2019 and are consistent with the great experience of the Managers and their high degree of knowledge about the Company, given that most of them built their careers in the Organization itself, as well as the need to retain their talents in an increasingly competitive market; and

2)  it will be incumbent on the Remuneration Committee to continue assessing the corporate performance, the fulfillment of the objectives and the sustainability of the business, for the purpose of checking whether the results justify the distribution of the overall annual amount of the remuneration funds up to the limit proposed.

Pursuant to letter “p” of Article 9 of the Bylaws, the Board of Directors will decide the distribution of the annual overall amount of the remuneration and social security allowance to its own members and to the members of the Board of Executive Officers.

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For further details, consult the Attachment Information about the Management Remuneration, in accordance with the Item 13 of Attachment 24 of CVM Instruction No. 480/09. .

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Annual Shareholders’ Meeting – 3.10.2020 – 4:20 p.m.

Proposal for the monthly compensation of the Fiscal Council’s effective members

Dear Shareholders,

The Board of Directors of this Company hereby submits for your examination and resolution the proposal for the monthly compensation, at the amount of R$18,000.00 to each effective member of the Fiscal Council, in addition to the monthly individual amount of R$4,050.00 corresponding to the pensions contributions to the INSS that are borne by the Company, for the year 2020, clarifying that:

a) the proposed amount meets the provisions of Paragraph Three of Article 162 of Law No. 6,404/76, which establishes that the compensation for the Fiscal Council’s members will be determined by the Shareholders’ Meeting in which they are elected and that it cannot be lower, for each member in office, than ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer as fixed compensation, without the payment, according to current legislation, of benefits, representation expenses and participation in the Company’s profit sharing, in any other denomination; and

b) the alternate members are remunerated only when they replace the Effective Members, in the cases of vacancy, absence or temporary impediments.

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For further details, consult the Attachment Information about the Management Remuneration, in accordance with the Item 13 of Attachment 24 of CVM Instruction No. 480/09.

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Supplementary Information

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Exhibit 9-1-II of CVM Instruction No. 481/09, relative to the net income allocation of the year

1. Inform the net income of the year

The net income for 2019 was R$22,582,615,270.36

2. Inform the total amount and the amount per share of dividends, including prepaid dividends and interest on own equity already declared

Description	Amount (R$)	Amount per common share (R$)		Amount per preferred share (R$)
		Gross	Net of IRRF	Gross	Net of IRRF
Monthly Interest on Own Equity paid from February 2019 to January 2020	1,672,857,991.59	0.206997912	0.175948225	0.227697708	0.193543052
Interim Interest on Own Equity of the first semester declared on June 28, 2019 and paid on July 15, 2019	1,455,000,000.00	0.172536471	0.146656000	0.189790118	0.161321600
Supplementary Interest on Own Capital declared on December 19, 2019, to be paid on December 30, 2019	4,245,000,000.00	0.503379600	0.427872660	0.553717560	0.470659926
Supplementary dividends to be appreciate by the Board of Directors on February 17, 2020	490,918,326.17	0.058213963	0.058213963	0.064035359	0.064035359
Overall Amount of Dividends and Interest on Own Equity related to 2019	7,863,776,317.76	0.941127946	0.808690848	1.035240745	0.889559937

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3. Inform the percentage of net income distributed for the year

Description	Amount (R$)	Percentage
Net Income for fiscal year 2019	22,582,615,270.36
Legal Reserve	1,129,130,763.52
Basis of Calculation of Dividends/Interest on Own Equity	21,453,484,506.84
Interest on Own Equity Paid	7,372,857,991.59
Dividends Payable	490,918,326.17
Total Gross Interest on Own Equity and Dividends	7,863,776,317.76
Withholding Income Tax on Interest on Own Equity (*)	1,105,928,698.74
Total Net Amount of Interest on Own Equity and Dividends	6,757,847,619.02	31.50%

(*) Withholding Income Tax does not consider exempt/ immune shareholders

4. Inform the overall amount and the amount per share of dividends distributed based on the income of previous years

In addition to the interest on shareholders ´equity mentioned in item 2 above, Bradesco paid, on the last October 23, 2019, R$8,000,000,000.00 as extraordinary dividends to its shareholders, using part of the balance of the "Profit Reserve - Statutory" account, being R$0.948654134 per common share and R$1.043519547 per preferred share.

5. Inform, deducting the dividends already paid and interest on own equity already declared:

a.  The gross amount of dividends and interest on own equity, separately, per share of each type and class

Not applicable, given that no new dividends or interest on own equity shall be declared.

b.  The method and term of payment of dividends and interest on own equity

Not applicable, given that no new dividends or interest on own equity shall be declared.

c.  Any restatement and interest on dividends and interest on own equity

Not applicable, given that no new dividends or interest on own equity shall be declared.

d.  Date of the statement of the payment of dividends and interest on own equity considered for the identification of shareholders entitled to receive them

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Not applicable, given that no new dividends or interest on own equity shall be declared.

6. If there has been a statement of dividends or interest on own equity based on the net income recorded in the semi-annual balance sheets or shorter periods

a.  Inform the amount of dividends or interest on own equity already declared

1.  R$1,672,857,991.59 relative to the Monthly Interest on Shareholders’ Equity, paid on the dates contained in the table of item b.1 below;

2.  R$1,455,000,000.00, relative to the Interim Interest on Shareholders’ Equity, declared on June 28, 2019 and paid on July 15, 2019;

3.  R$4,245,000,000.00, concerning the Supplementary Interest on Shareholders’ Equity declared on December 19, 2019, to be paid on December 30, 2019;

4. R$490,918,326.17 relative to the Supplementary Dividends to be appreciate by the Board of Directors on February 17, 2020.

b.  Inform the date of the respective payments

1.       See the following table with payments of gross monthly interest on Shareholders’ Equity, with the amount of R$1,672,857,991.59:

Date of payment:	Month of which it concerns	Amount per Share (R$)
		Ordinary (ON)		Preferred (PN)
		Gross	Net	Gross	Net
February 1, 2019	January	0.017249826	0.014662352	0.018974809	0.016128588
March 1, 2019	February
April 1, 2019	March
May 2, 2019	April
June 3, 2019	May
July 1, 2019	June
August 1, 2019	July
September 2, 2019	August
October 1, 2019	September
November 1, 2019	October
December 2, 2019	November
January 2, 2020	December

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2.     the amount relative to Interim Interest on Shareholders’ Equity, in the amount of R$1,455,000,000.00, was paid on July 15, 2019;

3.     the amount concerning the Supplementary Interest on Shareholders’ Equity, totaling R$4,245,000,000.00, shall be paid on December 30, 2019.

4.       the amount relative to the Supplementary Dividends, totaling R$490,918,326.17, to be appreciate by the Board of Directors on February 17, 2020.

7. Provide a comparative table showing the following amounts per each type and class of share:

a. Net income for the year and of the three (3) previous years

Year	Amount in R$
2019	2.81
2018	2.38
2017	1,82
2016	1,88

Note: book net income per share from 2016 to 2018 was adjusted by the bonus stock process that occurred in March 2019 to allow comparability.

b. Dividends and interest on own equity distributed in the three (3) previous years

Year 2018	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (IRRF) (15%)	Amount (R$) paid Net
	Ordinary (ON)	Preferred (PN)
Monthly Interest on Shareholders’ Equity (paid from February 2018 to January 2019)	0.206998	0.227698	1,421,595,772.74	213,239,365.91	1,208,356,406.83
Intermediary Interest on Shareholders’ Equity for the first semester (paid on July 16, 2018)	0.172465	0.189712	1,212,000,000.00	181,800,000.00	1,030,200,000.00
Supplementary Interest on Shareholders’ Equity (paid on March 8, 2019)	0.663821	0.730203	4,665,000,000.00	699,750,000.00	3,965,250,000.00
Total accrued on December 31, 2018	1,043284	1.147613	7,298,595,772.74	1,094,789,365.91	6,203,806,406.83

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Year 2017	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (IRRF) (15%)	Amount (R$) paid Net
	Ordinary (ON)	Preferred (PN)
Monthly Interest on Shareholders’ Equity (paid from February 2017 to January 2018)	0.206997	0.227698	1,282,344,268.60	192,351,640.29	1,089,992,628.31
Intermediary Interest on Shareholders’ Equity of the first half (paid on July 17, 2017)	0.172494	0.189743	1,102,000,000.00	165,300,000.00	936,700,000.00
Supplementary Interest on Shareholders’ Equity (paid on March 8, 2018)	0.754465	0.829911	4,820,000,000.00	723,000,000.00	4,097,000,000.00
Total accrued on December 31, 2017	1.133956	1.247352	7,204,344,268.60	1,080,651,640.29	6,123,692,628.31

Year 2016	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (IRRF) (15%)	Amount (R$) paid Net
	Ordinary (ON)	Preferred (PN)
Monthly Interest on Shareholders’ Equity (paid from February 2016 to January 2017)	0.206998	0.227698	1,165,781,491.26	174,867,223.69	990,914,267.57
Intermediary Interest on Shareholders’ Equity of the first half (paid on July 18, 2016)	0.172525	0.189777	1,002,000,000.00	150,300,000.00	851,700,000.00
Extraordinary Interest on Shareholders’ Equity (paid on March 8, 2017)	0.571124	0.628236	3,317,000,000.00	497,550,000.00	2,819,450,000.00
Supplementary Interest on Shareholders’ Equity (paid on March 8, 2017)	0.256721	0.282394	1,491,000,000.00	223,650,000.00	1,267,350,000.00
Total accrued on December 31, 2016	1.207368	1.328105	6,975,781,491.26	1,046,367,223.69	5,929,414,267.57

8. In the event of allocation of profits to the legal reserve

  Identify the amount allocated to the legal reserve

The amount allocated to the legal reserve was R$1,129,130,763.52.

  Explain in detail the method of calculation of the legal reserve
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The allocation of a portion of the net income to the legal reserve is determined by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the capital stock.

Five percent (5%) of the net income for fiscal year 2019, in the amount of R$22,582,615,270.36, was allocated to the establishment of the legal reserve.

On December 31, 2019, the balance of the legal reserve was R$9,623,393,504.30, equivalent to approximately 12.81% of the paid-in capital of the Company on the same date.

9. If the Company owns preferred shares entitled to fixed or minimum dividends

  Describe the method for calculation of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

  Inform as to whether the income for the year is sufficient for full payment of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

  Identify whether any unpaid installment is cumulative

The Company has no preferred shares entitled to fixed or minimum dividends.

  Identify the total amount of fixed or minimum dividends to be paid for each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

  Identify the fixed or minimum dividends to be paid for each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

10.    In relation to the mandatory dividend

  Describe the method of calculation provided in the Bylaws

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The method of calculation is provided in the Articles 26 and 27 of the Bylaws, transcribed as follows:

Article 26) Balance sheets shall be prepared at the end of each semester, on the June 30 and December 31 of each year, as permitted for the Board of Directors, upon approval by the Board, to determine the preparation of other balance sheets, at shorter periods, including monthly ones.

Article 27)   The Net Income, as defined in Article 191 of the Law No. 6,404/76 being noted, in every six-monthly or annual balance sheet, in the following order:

I.   constitution of the Legal Reserve;

II. constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;

III.    payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to the interim dividends and/or the interest on own equity referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee for the shareholders, upon each fiscal year, as a mandatory minimum dividend, thirty percent (30%) of the relevant net income, adjusted by the decrease or increase of the amounts specified in Items I, II and III of Article 202 of the mentioned Law No. 6,404/76.

Paragraph One - The Board of Executive Officers, subject to approval by the Board of Directors, is authorized to declare and pay interim dividends, particularly semi-annual and monthly dividends, resulting from Retained Earnings or existing Profit Reserves.

Paragraph Two - The Board of Executive Officers may, also, subject to approval by the Board, authorize the distribution of profits to shareholders as interest on own equity, pursuant to specific legislation, in total or partial substitution of interim dividends, the declarations of which are permitted by the foregoing paragraph or, further, in addition thereto.

Paragraph Three - Any interest eventually paid to the shareholders shall be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), pursuant to Section III of the main provision of this Article.”

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  Inform whether it is being fully paid

The mandatory dividend is being fully paid.

  Inform the amount eventually withheld

The Company has no dividends withheld.

11.    If the mandatory dividend is retained due to the Company’s financial situation

  Inform the amount withheld

There shall be no withholding of any amount relating to the mandatory dividend.

  Describe, in detail, the financial situation of the Company, including aspects related to the analysis of liquidity, working capital and positive cash flows

There shall not be withholding of any amount relative to the mandatory dividend.

  Justify the withholding of dividends

There shall not be withholding of any amount relative to the mandatory dividend.

12.    If there is allocation of income to the reserve for contingencies

  Identify the amount allocated to the reserve

There is no proposal for the allocation of the net income to the reserve for contingencies.

  Identify the loss that is considered probable and its cause

There is no proposal for the allocation of the net income to the reserve for contingencies.

  Explain why the loss was considered probable

There is no proposal for the allocation of the net income to the reserve for contingencies.

  Justify the reserve

There is no proposal for the allocation of the net income to the reserve for contingencies.

Back to the summary↑	Page | 19

13.     If there is the allocation of profits to the reserve of profits to be realized

  Inform the amount allocated to the reserve of profits to be conducted

There is no proposal for the allocation of net income to the reserve of profits to be conducted.

  Inform the nature of unrealized profits that originated the reserve

There is no proposal for the allocation of net income to the reserve of profits to be conducted.

14.     If there is an allocation of profits to the statutory reserves

  Describe the statutory clauses that establish the reserve

Pursuant to the legislation, Article 28 of the Bylaws establishes that the net income balance, determined after all statutory allocations, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved in a Shareholders’ Meeting, when one hundred percent (100%) may be allocated to the Profits Reserve – Statutory, aiming at maintaining the operating margin compatible with the development of the Company’s operations, up to a limit of ninety-five percent (95%) of the amount of the paid-in capital stock.

Should the Board of Executive Officers’ proposal on the allocation to be given to net income for the year include a distribution of dividends and/or payment of interest on own equity in an amount greater than the mandatory dividend set forth in Article 27, item III, of the bylaws, and/or include the retention of earnings pursuant to Article 196 of Law No. 6,404/76 (as amended by Law No. 10,303/01), the net income balance for the purpose of establishing this reserve shall be determined after the full deduction of these allocations.

  Identify the amount allocated to the reserve

The amount allocated to the reserve is R$13,589,708,189.08

  Describe how the amount was calculated

The amount of R$13,589,708,189.08 is the result of the Net Income allocation for the fiscal year, deducted from the Legal Reserve and from Interest on own equity paid and dividends payable to the shareholders, as shown below:

Back to the summary↑	Page | 20

Description	Amount (R$)
Net Income for the fiscal year 2019	22,582,615,270.36
Legal Reserve	(1,129,130,763.52)
Interest on Shareholders’ Equity Paid	(7,372,857,991.59)
Dividends payable	(490,918,326.17)
Amount Allocated to the Statutory Reserves	13,589,708,189.08

15.     If there is withholding of the profits provided in the capital budget

  Identify the amount withheld

There is no proposal for the withholding of profits provided in the capital budget.

  Provide a copy of the capital budget

There is no proposal for the withholding of profits provided in the capital budget.

16.     If there is an allocation of profits for tax incentives

  Inform the amount allocated to the reserve

There is no proposal allocation of net income to the tax incentive reserve.

  Explain the nature of the allocation

There is no proposal for allocation of net income to the tax incentive reserve.

Back to the summary↑	Page | 21

Résumés of the candidates appointed by the controlling shareholders to compose the Board of Directors, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480/09, pursuant to the provisions of Attachment A of CVM Instruction No. 552/14 .

Résumés of the candidates appointed by the controlling shareholders to compose the Board of Directors

12.5. “a - l”, 12.6 to 12.8

✓  Members appointed by the controlling shareholders to the Board of Directors:

Name			LUIZ CARLOS TRABUCO CAPPI	CARLOS ALBERTO RODRIGUES GUILHERME
Date of Birth			October 6, 1951	December 21, 1943
Occupation			Bank Employee	Bank Employee
Individual Taxpayer's ID (CPF)			250.319.028-68	021.698.868-34
Elected office held			Chairman of the Board of Directors	Vice Chairman of the Board of Directors
Election Date			March 12, 2018
Investiture Date			In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office			Unified term of office of two (2) years, reelection being permitted, which shall extend until the new directors elected at the Annual General Meeting to be held in 2022.
Elected by the controlling shareholder			Yes
if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence			No
Number of consecutive terms of office			10	10
Number of meetings of the BD	From the investiture until December 31, 2019		212
% of attendance in the BD's meetings			90%	82%
Other positions or duties with the Issuer			See information below
Remuneration Committee (Statutory body)	Position		Member, with the position of Coordinator	Member
	Appointment date		March 13, 2018
	Investiture Date		April 25, 2018
	Term of office		Up until the first Meeting of the Board of Directors to be held after the 2020 Annual Shareholders' Meeting.
	No. of consecutive terms of office		10	9
	No. of meetings	Year 2019	12
	% of attendance in the meetings		100%	75%
Risks Committee (Non-statutory Body	Position		-.-	Member
	Appointment date			August 21.8.2017
	Investiture Date			None
	Term of office			Undetermined
	No. of consecutive terms of office			-.-
	No. of meetings	Year 2019	-.-	12
	% of attendance in the meetings			58%

Back to the summary↑	Page | 22

Name		DENISE AGUIAR ALVAREZ	JOÃO AGUIAR ALVAREZ
Date of Birth		January 24, 1958	August 11, 1960
Occupation		Educator	Agronomist
Individual Taxpayer's ID (CPF)		032.376.698-65	029.533.938-11
Elected office held		Member of the Board of Directors
Election Date		March 10, 2020
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Unified term of office of two (2) years, reelection being permitted, which shall extend until the new directors elected at the Annual General Meeting to be held in 2022.
Elected by the controlling shareholder		Yes
if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence		No
Number of consecutive terms of office		27
No. of meetings of the BD	From the investiture until December 31, 2019	212
% of attendance in the BD's meetings		75%	61%
Other positions or duties with the Issuer		None

Back to the summary↑	Page | 23

Name		MILTON MATSUMOTO	ALEXANDRE DA SILVA GLÜHER
Date of Birth		April 24, 1945	August 14, 1960
Occupation		Bank Employee	Bank Employee
Individual Taxpayer's ID (CPF)		081.225.550-04	282.548.640-04
Elected office held		Member of the Board of Directors	Member of the Board of Directors
Election Date		March 10, 2020
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Unified term of office of two (2) years, reelection being permitted, which shall extend until the new directors elected at the Annual General Meeting to be held in 2022.
Elected by the controlling shareholder		Yes
if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence		No
Number of consecutive terms of office		8	1
No. of meetings of the BD	From the investiture until December 31, 2019	212	212
% of attendance in the BD's meetings		92%	89%
Other positions or duties with the Issuer		See information below
Risks Committee (Non-statutory Body)	Position	-.-	Member, with the position of Coordinator
Appointment date		-.-	12.11.2018
Investiture Date		-.-	Não há
Term of office		-.-	Indeterminado
No. of consecutive terms of office		-.-	-.-
No. of meetings	Year 2019	-.-	12
% of attendance in the meetings		-.-	100%

Remuneration Committee (Statutory body)	Position		Member	-.-
	Appointment date		March 13, 2018	-.-
	Investiture Date		April 25, 2018	-.-
	Term of office		Up until the first Meeting of the Board of Directors to be held after the 2020 Annual Shareholders' Meeting.	-.-
	No. of consecutive terms of office		8	-.-
	No. of meetings	Year 2019	12	-.-
	% of attendance in the meetings		100%	-.-

Back to the summary↑	Page | 24

Audit Committee (Statutory body	Position		Member, with the position of Coordinator	-.-
	Appointment date		March 11, 2019	-.-
	Investiture Date		May 6, 2019	-.-
	Term of office		April 27, 2020	-.-
	No. of consecutive terms of office		0	-.-
	No. of meetings	From the investiture until December 31, 2019	304	-.-
	% of attendance in the meetings		85%	-.-

Name		JOSUÉ AUGUSTO PANCINI	MAURÍCIO MACHADO DE MINAS
Date of Birth		April 14, 1960	July 7, 1959
Occupation		Bank Employee
Individual Taxpayer's ID (CPF)		966.136.968-20	044.470.098-62
Elected office held		Member of the Board of Directors
Election Date		March 10, .2020
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Unified term of office of two (2) years, reelection being permitted, which shall extend until the new directors elected at the Annual General Meeting to be held in 2022.
Elected by the controlling shareholder		Yes
if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence		No
Number of consecutive terms of office		1
No. of meetings of the BD	From the investiture until December 31, 2019	212
% of attendance in the BD's meetings		89%	88%
Other positions or duties with the Issuer		See information below
Integrated Risk Management and Capital Allocation Committee (Non-statutory body)	Position	Member
Appointment date		December 17, 2014
Investiture Date		None
Term of office		Undetermined
No. of consecutive terms of office		-.-
No. of meetings	Year 2019	17
% of attendance in the meetings		88%	88%

Back to the summary↑	Page | 25

✓  Independent members:

Name		Walter Luis Bernardes Albertoni	Samuel Monteiro dos Santos Junior
Date of Birth		September 29, 1968	February 5, 1946
Occupation		Lawyer	Lawyer
Individual Taxpayer's ID (CPF)		CPF 147.427.468-48	CPF 032.621.977-34
Elected office held		Member of the Board of Directors
Election Date		March 10, 2020
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Unified term of office of two (2) years, reelection being permitted, which shall extend until the new directors elected at the Annual General Meeting to be held in 2022.
Elected by the controlling shareholder		Yes
if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence		Yes. The members presented a statement of fitting to the independence criteria, in accordance with the requirements of B3 – Brasil, Bolsa, Balcão (Brazilian Stock Exchange).
Number of consecutive terms of office		0
Number of meetings of the BD	From the investiture until December 31., 2019	-.-
% of attendance in the BD's meetings
Other positions or duties with the Issuer		None

12.5. “m” - Information about:

i. Main professional experiences over the last 5 years, indicating: company name and business sector; position; if the company is part of (i) the issuer's economic group, or (ii) is controlled by the issuer's shareholder that has a direct or indirect interest equal to or greater than 5% of the same class or type of securities of the issuer.

ii. all management positions they hold in other companies or third sector organizations.

✓ Members appointed by the controlling shareholders to the Board of Directors:

Back to the summary↑	Page | 26

LUIZ CARLOS TRABUCO CAPPI
Issuer

Banco Bradesco S.A. . Business sector: Banks. Position: Chairman of the Board of Directors (Non-Executive Board Member). From March 2014 to October 2017, he held the position of Vice Chairman of the Board of Directors (Executive Board Member), concurrently with the position of Chief Executive Officer, which he performed from March 2009 to March 2018.

Item 12.5.m.i

Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. From April 29, 2009 to April 27, 2014, he held the position of Member of the Board of Directors (Non-Executive Board Member). From April 28, 2014 to April 27, 2018, he held the position of Vice Chairman of the Board of Directors (Non-Executive Board Member).

BBD Participações S.A.

Chairman of the Board of Directors  and CEO

Nova Cidade de Deus Participações S.A.

CEO.

Fundação Bradesco.

Vice Chairman of the Managing Board and CEO.

Cidade de Deus - Companhia Comercial de Participações.

Chairman of the Board of Directors and CEO.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Chairman of the Board of Directors (Non-Executive Board Member). From April 30, 2009 to April 30, 2018, he held the position of Chief Executive Officer.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Chairman of the Board of Directors.

Companhia Securitizadora de Créditos Financeiros Rubi

April 30, 2015 to April 29, 2017 - Officer

Banco Bradesco BBI S.A.

April 28, 2009 to April 26, 2018 - CEO

Bradesco Saúde S.A.

Chairman of the Board of Directors

BSP Empreendimentos Imobiliários S.A.

Chairman of the Board of Directors

Elo Participações S.A.

Chairman of the Board of Directors

Bradesco Administradora de Consórcios Ltda.

April 14, 2009 to April 30, 2018 - CEO

Banco Bradesco Europa S.A.

April 13, 2016 to March 27, 2017 - Chairman of the Board of Directors

Banco Bradesco Financiamentos S.A.

April 30, 2009 to April 27, 2017 - CEO

Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

April 13, 2009 to April 28, 2017 - CEO

Banco Bradescard S.A.

October 29, 2009 to April 25, 2017 - CEO

Banco Bradesco BERJ S.A.

February 14, 2014 to April 28, 2017 – Vice Chairman

Banco Losango S.A. - Banco Múltiplo

July 1[o], 2016 to April 28, 2017 - CEO

Bradescard Elo Participações S.A.

March 26, 2009 to April 24, 2017 - CEO

Banco CBSS S.A.

April 22, 2009 to February 29, 2016 - CEO

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

April 13, 2009 to April 28, 2017 - CEO

Kirton Bank S.A. - Banco Múltiplo

July 1, 2016 to April 28, 2017 - Chief Executive Officer

Tempo Serviços Ltda.

April 30, 2009 to March 27, 2017 - Chief Executive Officer

Ágora Corretora de Seguros S.A.

April 20, 2009 to April 28, 2017 - Chief Executive Officer

Columbus Holdings S.A.

March 12, 2009 to April 27, 2017 - Chief Executive Officer

Nova Paiol Participações Ltda.

April 30, 2009 to March 27, 2017 - Chief Executive Officer

Bradport - S.G.P.S. Sociedade Unipessoal, Lda.

May 27, 2011 to March 27, 2017 – Manager

Bradseg Participações Ltda.

Chairman of the Board of Directors

Fleury S.A.

Effective Member of the Board of Directors

Odontoprev

May 3, 2019 - Chairman of the Board of Directors

Item 12.5.m.ii	-.-

Back to the summary↑	Page | 27

CARLOS ALBERTO RODRIGUES GUILHERME
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Vice Chairman of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i

Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Member of the Board of Directors (Non-Executive Board Member).

BBD Participações S.A.

Vice Chairman of the Board of Directors and CEO

Nova Cidade de Deus Participações S.A.

CEO

Fundação Bradesco.

Vice Chairman of the Managing Board and CEO

Cidade de Deus - Companhia Comercial de Participações.

Vice Chairman of the Board of Directors and CEO

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Vice Chairman of the Board of Directors (Non-Executive Board Member).

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Vice Chairman of the Board of Directors.

Banco Bradesco BERJ S.A.

February 14, 2014 to April 30, 2018 - Chief Executive Officer

Bradesco Saúde S.A.

Vice-Presidente do Conselho de Administração

BSP Empreendimentos Imobiliários S.A.

Vice Chairman of the Board of Directors

Bradseg Participações S.A.

Vice Chairman of the Board of Directors

Companhia Securitizadora de Créditos Financeiros Rubi

March 19, 2018 to March 30, 2019 – General Officer

Item 12.5.m.ii	-.-

DENISE AGUIAR ALVAREZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Fundação Bradesco

Member of the Managing Board and Deputy Officer

Cidade de Deus-Companhia Comercial de Participações

Member of the Board of Directors and Officer

Bradespar S.A.

Member of the Board of Directors

Bradseg Participações S.A.

Member of the Board of Directors

Item 12.5.m.ii

Associação Pinacoteca Arte e Cultura - APAC

Member of the Board of Directors

Canal Futura

Member of the Advisory Council

Fundação Roberto Marinho

Member of the Board of Trustees

Museu de Arte Moderna de São Paulo (MAM)

Member of the Deliberative Council

ADC Bradesco - Associação Desportiva Classista

Chief Executive Officer

Congregação de Santa Cruz do Brasil

Member of the Board of Directors  of Colégio Santa Cruz (advisory nature)

High Level Reflection Group for Strategic Transformation - UNESCO

Member

Back to the summary↑	Page | 28

JOÃO AGUIAR ALVAREZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i

Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Member of the Board of Directors.

BBD Participações S.A.

Member of the Board of Directors

Fundação Bradesco

Member of the Managing Board and Deputy Officer

Cidade de Deus-Companhia Comercial de Participações

Member of the Board of Directors and Officer

Bradseg Participações S.A.

Member of the Board of Directors

Item 12.5.m.ii	-.-

MILTON MATSUMOTO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i

Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Member of the Board of Directors (Non-Executive Board Member).

BBD Participações S.A.

Member of the Board of Directors and Officer

Nova Cidade de Deus Participações S.A.

Officer.

Fundação Bradesco.

Member of the Managing Board and Managing Officer.

Cidade de Deus - Companhia Comercial de Participações.

Member of the Board of Directors and Officer

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member).

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors

BSP Empreendimentos Imobiliários S.A.

Member of the Board of Directors

Bradseg Participações S.A.

Member of the Board of Directors

Item 12.5.m.ii	-.-

Back to the summary↑	Page | 29

ALEXANDRE DA SILVA GLÜHER
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors. From January 2014 to March 2018, he held the position of Executive Vice-President
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors.

Nova Cidade de Deus Participações S.A.

Officer.

Fundação Bradesco.

Vice Chairman of the Managing Board and Managing Officer.

Cidade de Deus - Companhia Comercial de Participações.

Member of the Board of Directors.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member). From April 30, 2014 to April 29, 2018 - Vice-President.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors.

Companhia Securitizadora de Créditos Financeiros Rubi

April 30, 2014 to March 12, 2018 - Officer

BSP Empreendimentos Imobiliários S.A.

Member of the Board of Directors.

Kirton Bank S.A. - Banco Múltiplo

April 28, 2017 to March 12, 2018 - General Officer

Tempo Serviços Ltda.

April 24, 2017 to March 12, 2018 - Managing Officer

Banco Bradescard S.A.

April 25, 2017 to March 12, 2018 - Managing Officer

Banco Bradesco BBI S.A.

March 26, 2014 to March 12, 2018 - Vice-President

Banco Bradesco BERJ S.A.

February 14, 2014 to March 12, 2018 - Vice-President

Banco Bradesco Financiamentos S.A.

April 27, 2017 to March 12, 2018 - Managing Officer

Banco CBSS S.A.

April 17, 2014 to February 29, 2016 – Officer

Banco Losango S.A. - Banco Múltiplo

April 28, 2017 to March 12, 2018 - Managing Officer

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

April 28, 2017 to October 30, 2017 – General Officer

Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

April 28, 2017 to October 30, 2017 – General Officer

Bradescard Elo Participações S.A.

April 24, 2017 to March 12, 2018 - Managing Officer

Bradesco Administradora de Consórcios Ltda.

April 28, 2014 to March 12, 2018 – Vice-President

Columbus Holdings S.A.

April 28, 2014 to March 12, 2018 – Officer

Nova Paiol Participações Ltda.

April 28, 2014 to March 12, 2018 - Officer

Bradseg Participações S.A.

Member of the Board of Directors.

BBC Processadora S.A.

February 7, 2012 to December 31, 2018 – Effective Member of the Board of Directors.

FEBRABAN – Federação Brasileira de Bancos

September 18, 2014 to March 22, 2018 – Vice President

FENABAN – Federação Nacional dos Bancos

September 18, 2014 to March 22, 2018 – Vice President and Alternate Delegate by CONSIF

Item 12.5.m.ii

Câmara Interbancária de Pagamentos - CIP

Chairman of the Board of Directors.

Fundo Garantidor de Créditos - FGC

Effective Member of the Advisory Council and Chairman of the Consulting Board

IBCB - Instituto Brasileiro de Ciência Bancária

Vice-President

Back to the summary↑	Page | 30

JOSUÉ AUGUSTO PANCINI
Issuer

Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member). From January 2014 to January 2019, he held the position of Executive Vice-President Officer.

Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors..

Nova Cidade de Deus Participações S.A.

Officer.

Fundação Bradesco.

Member of the Managing Board and Managing Officer..

Cidade de Deus - Companhia Comercial de Participações. Business sector: Holding. Position: Member of the Board of Directors.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member). From April 30, 2019 to January 28, 2019, he held the position of Vice-President.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors. From June 28, 2016 to January 28, 2019, he held the position of Vice-President.

Companhia Securitizadora de Créditos Financeiros Rubi

April 30, 2014 to January 28, 2019 – Officer

Columbus Holdings S.A.

June 7, 2018 to January 28, 2019 – Officer

Nova Paiol Participações Ltda.

April 25.4.2017 to 28.1.2019 – General Officer

Bradseg Participações S.A.

Member of the Board of Directors

Banco Bradescard S.A.

April 25, 2018 to January 28, 2019 - General Officer

Banco Bradesco BBI S.A.

March 26, 2014 to January 28, 2019 - Vice-President

Bradescard México, Sociedad de Responsabilidad Limitada

September 18, 2018 a April 30, 2019 - Member Management Board

Banco Bradesco BERJ S.A.

April 30, 2018 to January 28, 2019 - Managing Officer

Banco Bradesco Financiamentos S.A.

April 27, 2017 to January 28, 2019 - Managing Officer

Banco Losango S.A. - Banco Múltiplo

April 28, 2017 to January 28, 2019 - Managing Officer

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

April 28, 2017 to January 28, 2019 - Managing Officer

Bradescard Elo Participações S.A.

April 24, 2017 to January 28, 2019 - Managing Officer

Bradesco Administradora de Consórcios Ltda.

April 30, 2018 to January 28, 2019 - Managing Officer

Banco CBSS S.A.

April 17, 2014 to February 29, 2016 – Officer

BSP Empreendimentos Imobiliários S.A.

Member of the Board of Directors

Kirton Bank S.A. - Banco Múltiplo

April 28, 2017 to January 28, 2019 - Managing Officer

Tempo Serviços Ltda.

April 30, 2018 to January 28, 2019 - General Officer

Item 12.5.m.ii	-.-

Back to the summary↑	Page | 31

MAURÍCIO MACHADO DE MINAS
Emissor

Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member). From January 2014 to January 2019, he held the position of Executive Vice-President.

Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Nova Cidade de Deus Participações S.A.

Officer.

Fundação Bradesco.

Managing Board and Managing Officer.

Cidade de Deus - Companhia Comercial de Participações. . Business sector: Holding. Position: Member of the Board of Directors.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member).

NCF Participações S.A Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors. From June 28, 2016 to January 28, 2019, he held the position of Vice-President.

Banco Bradescard S.A.

April 25, 2017 to January 28, 2019 - Managing Officer

Banco Bradesco BBI S.A.

March 26, 2014 to January 28, 2019 - Vice-President

Banco Bradesco BERJ S.A.

April 30, 2018 to January 28, 2019 - Managing Officer

Banco Bradesco Financiamentos S.A.

April 27, 2017 to January 28, 2019 - Managing Officer

Banco Losango S.A. - Banco Múltiplo

April 28, 2017 to January 28, 2019 - Managing Officer

Banco CBSS S.A.

April 17, 2014 to February 29, 2016 – Officer

Bradesco Seguros S.A.

March 25, 2015 to March 30, 2016 – Managing Officer

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

April 28, 2017 to January 28, 2019 - Managing Officer

Bradescard Elo Participações S.A.

April 24, 2017 to January 28, 2019 - Managing Officer

Bradesco Administradora de Consórcios Ltda.

April 30, 2018 to January 28, 2019 - Managing Officer

BSP Empreendimentos Imobiliários S.A.

Member of the Board of Directors

Kirton Bank S.A. - Banco Múltiplo

April 28, 2017 to January 28, 2019 - Managing Officer

Scopus Soluções em TI S.A.

April 30, 2018 to January 28, 2019 – General Officer

Tempo Serviços Ltda.

April 29, 2017 to January 28, 2019 - Managing Officer

Columbus Holdings S.A.

April 30, 2018 a January 28, 2019 – General Officer

Nova Paiol Participações Ltda.

April 28, 2014 a January 28, 2019 – Officer

Bradseg Participações S.A.

Member of the Board of Directors

CPM Holdings Limited.

Member of the Board of Directors

BBC Processadora S.A.

July 19, 2018 to December 31, 2018 – Vice Chairman of the Board of Directors

NCR Brasil – Indústria de Equipamentos para Automação S.A.

October 4, 2011 to November 28, 2019 – Member of the Board of Directors

Item 12.5.m.ii	FEBRABAN - Federação Brasileira de Bancos Member of the Board of CIAB
SAMUEL MONTEIRO DOS SANTOS JUNIOR
Item 12.5.m.i

Fleury S.A. Core Business: diagnostic medicine and clinical analyses. Position: Member of the Board of Directors

Odontoprev S.A. Core Business: dental planner. Position: Member of the Board of Directors

Europ Assistance Brasil Serviços de Assistência S.A. Core Business: insurance. Position: Member of the Board of Directors

Swiss RE Solutions Brasil Seguros S.A. Core Business: assistance services. Position: Member of the Board of Directors

Bradesco Saúde S.A. Core Business: health insurance. Position: Member of the Board of Directors

Item 12.5.m.ii

BSP Empreendimentos Imobiliários S.A. Core Business: real estate business. Position: Member of the Board of Directors

Bradseg Participações S.A. Core Business: holding company. Position: Member of the Board of Directors

Others experiences

Sul América Seguros

Position: Vice President of Control

Sul América Aetna Seguros e Previdência

Position: Executive Vice President

SBCE – Seguradora Brasileira de Crédito à Exportação

Position: Member of the Board of Directors

Bradesco Seguros S.A.

Position: Executive Vice President

Bradesco Vida e Previdência S.A.

Position: Executive Vice President

Bradesco Auto/RE Companhia de Seguros

Position: Executive Vice President

Bradesco Capitalização S.A.

Position: Executive Vice President

Bradesco Dental S.A.

Position: Executive Vice President

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WALTER LUIS BERNARDES ALBERTONI
Issuer	Banco Bradesco S.A. Business sector: Bank. Position: Effective Member of Fiscal Council.
Item 12.5.m.i

Companhia Energética de Brasília S.A. Business sector: holding of electricity industry

Position: Board Member and Coordinating Member of the Statutory Audit Committee

Indústrias Romi S.A. Business sector: machine industry.

Position: Fiscal Advisor

DATAPREV S.A Business sector: systems analysis, programming and execution of data services. Position: Effective Member of Audit Committee

Mahle Metal Leve S.A. Business sector: auto parts.

Position: Alternate Member of the Board of Directors

Ser Educacional S.A. Business sector: Post-secondary and Graduate Programs.

Position: Alternate Member of the Fiscal Council

Sanepar S.A. Business sector: water treatment a public sanitation Programs.

Position: Alternate Member of the Fiscal Council

Rumo S.A. Business sector: rail transport logistics services.

Position: Alternate Fiscal Advisor

Petróleo Brasileiro S.A. – Petrobras. Business sector: petroleum industry.

Position: Member of the Fiscal Council – 2013 a 2018

Paranapanema S.A. Business sector: production of copper and byproducts.

Position: Member of the Board of Directors – 2016 a 2017

Bradespar S.A. Business sector: extração mineral.

From May to July of 2016, he held the position of Alternate Member of Fiscal Council, when he held effective member until April 2017.

Mills S.A. Business sector: engineering products and services.

Position: Alternate Member of the Fiscal Council

Albertoni Sociedade de Advogados. Business sector: provision of legal services and legal consulting

Position: partner.

Item 12.5.m.ii

Associação de Investidores no Mercado de Capitais - AMEC. Business sector: Association without economic purposes, aimed at defending the rights and interests of minority shareholders and investors. Position: Legal Advisor.

12.5. "n" - Description of any of the following events that may have occurred during the last 5 years: i. any criminal conviction; ii. any conviction in CVM's administrative proceedings and the penalties applied; iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified the member for the practice of a professional or commercial activity.

None of the members of the Board of Directors and of the Fiscal Council was convicted under the terms of items i., ii. and iii. above.

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12.9. Existence of marital relationship, stable union or kinship to the second degree between:

a. the issuer's managers:

Ms. Denise Aguiar Alvarez is the sister of Mr. João Aguiar Alvarez, both members of the Board of Directors.

b. (i) the issuer's managers and (ii) the managers of companies directly or indirectly controlled by the issuer:

None.

c. (i) the managers of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer:

None.

d. (i) the issuer's managers and (ii) the managers of the issuer’s direct or indirect controlling companies;

Ms. Denise Aguiar Alvarez and Mr. João Aguiar Alvarez, both Members of the Issuer's Board of Directors, are children of Ms. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Board of Fundação Bradesco.

12.10. Inform the relationships of subordination, of provision of service or control maintained in the past three fiscal years, between the issuer's managers and:

a. the company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, all the share capital:  None.

Note: According to the criterion adopted by Bradesco, the wholly-owned subsidiaries are the companies in the Corporate Organizational Chart which, although Bradesco does not retain 100% of the share capital, in practice, are managed as wholly-owned subsidiaries, by the following features:

•    Are corporations privately held;

•    They have a minority interest of less than 1%; and

•    The Organization elects all members of their management bodies.

•

b. direct or indirect controller of issuer:

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LUIZ CARLOS TRABUCO CAPPI
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2017	Position	Vice Chairman of the Board of Directors and Vice-President	Vice Chairman of the Board of Directors and Vice-President	Vice Chairman of the Managing Board and Vice-President	Vice Chairman of the Board of Directors and Chief Executive Officer	Vice-President
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Vice Chairman of the Board of Directors and Vice-President	Vice Chairman of the Board of Directors and Vice-President	Vice Chairman of the Managing Board and Vice-President	Vice Chairman of the Board of Directors and Chief Executive Officer	Vice-President
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2019	Position	Chairman of the Board of Directors and CEO	Chairman of the Board of Directors and CEO	Chairman of the Managing Board and CEO	Chairman of the Board of Directors	CEO
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

DENISE AGUIAR ALVAREZ, JOÃO AGUIAR ALVAREZ
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06
2017	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct
2018	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct
2019	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct

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CARLOS ALBERTO RODRIGUES GUILHERME
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2017	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2019	Position	Vice Chairman of the Board of Directors and Vice President	Vice Chairman of the Board of Directors and Vice President	Vice President of the Managing Board and Vice President	Vice President of the Board of Directors	Vice President
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

MILTON MATSUMOTO
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2017	Position	Member of the Board of Directors and Officer	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors and Officer	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2019	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

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ALEXANDRE DA SILVA GLÜHER, JOSUÉ AUGUSTO PANCINI, MAURÍCIO MACHADO DE MINAS
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2017	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2019	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

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Information about the candidates appointed by the controlling shareholders to compose the Fiscal Council, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480/09, pursuant to the provisions of Attachment A of CVM Instruction No. 552/14.

Information about the candidates appointed by the controlling shareholders to compose the Fiscal Council

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:
a. name:	Ariovaldo Pereira	João Batista de Moraes
b. date of birth:	July 16, 1952	13.9.1957
c. occupation:	Accountant	Advogado
d. Individual Taxpayer's ID (CPF):	437.244.508-34	863.025.078-04
e. elected office held:	Effective Member of the Fiscal Council	Membro Suplente do Conselho Fiscal
f. election date:	March 10, 2020
g. investiture date:	in the last years it occurred about 45 days after the election (investiture takes place only after homologation by the Brazilian Central Bank).
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2021.
i. other positions held in the issuer	None
j. elected by the controlling shareholder:	Yes
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:

Yes, it is an independent Fiscal Council member, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify compliance with their legal and statutory duties.

l. number of consecutive terms:	4	1
m. information on:
i. main professional experiences during the last 5 years, indicating:
company:	Bradespar S.A.	Bradespar S.A.
core business:	Management and participation company – Mineral Extraction	Management and participation company – Mineral Extraction
position:	Effective Member of the Fiscal Council	Effective Member of the Fiscal Council

if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer

	Yes	Yes
company:	Elo Serviços S.A.	National Financial System Resource Council - CRSFN

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Information about the candidates appointed by the controlling shareholders to compose the Fiscal Council

core business:	Solutions/Payment Options. Participation in other companies Brand licensing	Body part of the structure of the Ministry of Economy
position:	Effective Member of the Fiscal Council	Alternate Member from 1.10.2016 to 1.10.2018 (representing the Brazilian Association of Consortium Administrators - ABAC - indicated by Bradesco Consórcios Ltda.)

if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer

	No	No
company:	Elo Participações S.A.	-
core business:	Holding, Participation in other companies	-
position:	Effective Member of the Fiscal Council	-
if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	No	-
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.
n. description of any of the following events that have occurred during the last 5 years:
i. any criminal conviction	No criminal conviction
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM

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Information about the candidates appointed by the controlling shareholders to compose the Fiscal Council

iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	0%

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12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:
a. name:	Domingos Aparecido Maia	Nilson Pinhal
b. date of birth:	March 31, 1952	January 21, 1948
c. occupation:	Accountant	Business Administration
d. Individual Taxpayer's ID (CPF):	714.810.018-68	221.317.958-15
e. elected office held:	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
f. election date:	March 10, 2020
g. investiture date:	in the last years it occurred about 45 days after the election (investiture takes place only after homologation by the Brazilian Central Bank).
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2021.
i. other positions held in the issuer	None
j. elected by the controlling shareholder:	Yes.
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:

Yes, it is an independent Fiscal Council member, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify compliance with their legal and statutory duties.

l. number of consecutive terms:	15	6
m. information on:
i. main professional experiences during the last 5 years, indicating:
company:	-
core business:	-
position:	-
if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	-
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.
n. description of any of the following events that have occurred during the last 5 years:
i. any criminal conviction	No criminal conviction

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ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM
iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	0%

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12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:
a. name:	José Maria Soares Nunes	Renaud Roberto Teixeira
b. date of birth:	April 11, 1958	April 25, 1943
c. occupation:	Accountant	Businessman
d. Individual Taxpayer's ID (CPF):	001.666.878-20	057.180.078-53
e. elected office held:	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
f. election date:	March 10, 2020
g. investiture date:	in the last years it occurred about 45 days after the election (investiture takes place only after homologation by the Brazilian Central Bank).
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2021.
i. other positions held in the issuer	None
j. elected by the controlling shareholder:	Yes
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:

Yes, it is an independent Fiscal Council member, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify compliance with their legal and statutory duties.

l. number of consecutive terms:	6	15
m. information on:
i. main professional experiences during the last 5 years, indicating:
company:	-
core business:	-
position:	-
if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	-
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.
n. description of any of the following events that have occurred during the last 5 years:

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i. any criminal conviction	No criminal conviction
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM
iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	97%	0%

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Information about the candidates appointed by the common shareholders to compose the Fiscal Council, not integrating the controlling block

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:
a. name:	Ivanyra Maura de Medeiros Correia	Genival Francisco da Silva
b. date of birth:	October 23, 1967	November 18, 1959
c. occupation:	Engineer	Financial Advisor
d. Individual Taxpayer's ID (CPF):	009.092.797-48	003.736.268-27
e. elected office held:	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
f. election date:	March 10, 2020
g. investiture date:	in the last years it occurred about 45 days after the election (investiture takes place only after homologation by the Brazilian Central Bank).
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2021.
i. other positions held in the issuer	None
j. elected by the controlling shareholder:	No
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:

Yes, it is an independent Fiscal Council members, indicated by shareholders holders of common shares, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify compliance with their legal and statutory duties.

l. number of consecutive terms:	1	1
m. information on:
i. main professional experiences during the last 5 years, indicating:

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company:

•        Zurich Seguros. Core business: Insurance Company. Positions: Statutory Officer responsible by SUSEP (Superintendence of Private Insurance) of Zurich Minas Brasil Seguros, Zurich Brasil Capitalização and Zurich Previdência, Member of the Board of Directors of Zurich Resseguradora;

•        Penske Logistics. Core business: Supply chain services and solutions. Position: Administrative and Financial Officer, for Latin America and Asia;

•        FNAC. Core business: Retail/Bookstore. Position: Administrative and Financial Officer of Brazilian subsidiary; and

•        Bank of America. Core business: Banks. Position: Vice presidente of Latin America.

•        Partner of Golfox Assessoria Empresarial e Participações Ltda.;

•        Ex-Member of the Board of Directors of Finders Empreendimentos e Participações (Holding of Banco Ficsa);

•        Ex-Member of the Fiscal Council of Anhembi Morumbi;

•        Ex- Member of the Fiscal Council of Azevedo e Travassos Engenharia; and

•        Ex- Member of the Board of Directors of Banco da Amazônia.

core business:
position:

if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer

	No	No
ii. indication of all management positions in other companies or organizations in the third sector	Serpro (Data Processing Federal Service) – Member of the Board of Directors, indicated by Ministry of Finance (independent member)	Not applicable
n. description of any of the following events that have occurred during the last 5 years:
i. any criminal conviction	No criminal conviction

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ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM
iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	97%	0%

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Information about the candidates appointed by the preferred shareholders to compose the Fiscal Council, not integrating the controlling block

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:
a. name:	Cristiana Pereira	Reginaldo Ferreira Alexandre
b. date of birth:	February 14, 1971	March 7, 1959
c. occupation:	Economist	Economist
d. Individual Taxpayer's ID (CPF):	120.701.098-79	003.662.408-03
e. elected office held:	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
f. election date:	March 10, 2020
g. investiture date:	in the last years it occurred about 45 days after the election (investiture takes place only after homologation by the Brazilian Central Bank).
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2021.
i. other positions held in the issuer	None
j. elected by the controlling shareholder:	No
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:

Yes, it is an independent Fiscal Council members, indicated by shareholders, holders of preferred shares, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify compliance with their legal and statutory duties.

l. number of consecutive terms:	She was not a member at the last exercise	3
m. information on:
i. main professional experiences during the last 5 years, indicating:

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company:

•    ACE Governance. Core Business: Advisory. Position: Partner;

•    CESAR, Innovation Institute of Recife. Core Business: Research Center. Position: Member of the Board of Directors.

•    B3 - Brasil, Bolsa e Balcão. Core Business: Stock Exchange. Position: Listing and Companies Relations Officer from 2010 to 2017.

•      BRF S.A. Core Business: Food Company. Position: Effective Member of the Fiscal Council (2015 to 2016).

•      Iochpe-Maxion S.A. Core Business: autoparts. Position: Effective Member of the Fiscal Council (2013 to 2017).

•      Paranapanema S.A. Core Business: metals and mining company. Position: Member of the Audit Committee (2017).

•      ProxyCon Consultoria Empresarial - Core Business: corporate governance and corporate finance. Position: Officer (2003 to 2017).

•      Aliansce Shopping Centers S.A. Core Business: shopping malls company. Position: Member of the Fiscal Council (2014 and 2015).

•      Movida S.A. Core Business: car and fleet rent company. Position: Member of the Fiscal Council (2017).

•      Paraná Banco S.A. Core Business: Banks. Position: Member of the Fiscal Council (2011 to 2015).

•      Unipar Carbocloro S.A. Core Business: petrochemical company. Position: Member of the Fiscal Council (2012, 2013 and 2015).

•      Indústrias Romi S.A. Core Business: capital goods company. Position: Alternate Member of the Fiscal Council (2015).

•      Grazziotin S.A. Core Business: Retail. Position: Alternate Member of the Fiscal Council (2015).

•      SLC Agrícola S.A. - Core Business: agribusiness company. Position: Alternate Member of the Fiscal Council (2013 to 2015).

•      Cia. de Saneamento do Paraná – SANEPAR S.A. Core Business: water and sewage company. Position: Effective Member of the Fiscal Council.

•      Petróleo Brasileiro S.A. - Petrobras. Core Business: Oil and Gas Company. Position: Effective Member of the Fiscal Council (2013 to 2018).

•      Ser Educacional S.A. Core Business: educational company. Position: Effective Member of the Fiscal Council.

•      CPFL Energia S.A. Core Business: electric energy company. Position: Alternate Member of the Fiscal Council.

•      Mahle Metal Leve S.A. Core Business: autoparts. Position: Effective Member of the Board of Directors.

•      Cia. Energética de Brasília – CEB. Core Business: Energy Company. Position: Effective Member of the Fiscal Council.

•      Rumo S.A. Core Business: Logistics. Position: Effective Member of the Fiscal Council.

•      B3 - Brasil, Bolsa e Balcão. Core Business: Stock Exchange. Position: Member of the State Governance Committee.

core business:
position:

if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer

	No	No

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ii. indication of all management positions in other companies or organizations in the third sector	Not applicable

•  CPC – Accounting Pronouncements Committee: Corporate Governance Special Committee Member and Vice Coordinator of Institutional Relations;

•   Modern Art Museum of São Paulo – MAM: Member of the Fiscal Council.

n. description of any of the following events that have occurred during the last 5 years:
i. any criminal conviction	No criminal conviction
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM
iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	She was not a member at the last exercise	0%

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Additional Information on Management Remuneration

13.1 - Description of the policy or compensation practice, including the Non-Statutory Board of Executive Officers

a)  Objectives of the policy or practice of compensation informing if the compensation policy was formally approved, responsible body for its approval, approval date and, if the issuer disclose the policy, sites on the world wide web of computers where the document can be consult

In 2012, Bradesco amended its compensation policy for managers, being approved by the Board of Directors in Special Meeting of February 6, 2012, in order to reflect the objectives established by Resolution No. 3,921/10 of the National Monetary Council (CMN), which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders’ Meeting as variable compensation. Its policy aims at:

•         ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager’s duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;

•         providing alignment between compensation practices for the Management and the Organization’s interests, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and

•         ensuring that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted for the short, medium and long terms.

The Policy of Compensation is available on site:

https://www.bradescori.com.br/siteBradescoRI/Uploads/ModArquivos/120/120_1_Pol%c3%adtica_Remunera%c3%a7%c3%a3o_Administradores_26.12.2018(port).pdf.

b)  Composition of compensation, indicating:

    i.    description of the compensation elements and objectives of each one of them

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a)  Board of Directors and Board of Executive Officers

The compensation of the members of the Board of Directors and of the Board of Executive Officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and Variable Compensation, based on target criteria and performance indicators, attributed according to the criterion of multiple Monthly Compensation, up to the limit authorized by the Shareholders' Meeting.

In addition, annually, a proposal is submitted to the approval of the Shareholders' Meeting to fund the Pension Plan for Managers, whose amounts are shown in item 13.2, as post-employment benefits, which aims to ensure the commitment of managers to the present and future development of the Company's activities, that is, its operations focusing on business perpetuity and long-term value generation.

Pursuant to Circular Letter CVM/SEP/No.003/19, we are indicating in item 13.2, in the years 2019, 2018 e 2017, the amounts corresponding to social security contributions (INSS) paid by Bradesco and recognized in its results.

b)  Fiscal Council

The compensation of the Effective Members of the Fiscal Council is fixed by the Shareholders’ Meeting in which they are elected and they cannot be lower, for each member in office, to ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer, as fixed compensation, without, under current legislation, the payment of benefits, expense representation and participation in the Company’s profit sharing, or any other denomination.

c)  Audit Committee

The compensation of the Members of the Audit Committee is represented by fixed monthly payments for the term of his term of office, with the exception of a member which only receives remuneration as a member of the Board of Directors, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee’s members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including by the regulatory bodies.

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d)  Remuneration Committee

The Remuneration Committee, defined in the Bylaws, is composed by members chosen among the members of the Company’s Board of Directors and also, as required by the Resolution No. 3,921/10 of CMN, by one (1) non-manager member. The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, are not compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, the member has his/her compensation set by the Board of Directors, according to the market parameters. No Manager of the Bradesco Organization is remunerated for the functions that they exercise in Bradesco Organization committees.

e)  Other Committees

The members of the other committees are remunerated only for the duties they perform in the management bodies or executive areas in which they act in Bradesco Organization. No Manager of Bradesco Organization is remunerated for duties that they perform in the referred committees.

  ii.    Regarding the last three fiscal years, what is the proportion of each element in the total remuneration

The Managers' compensation is comprised of Fixed Compensation, represented by Monthly Compensations established according to the duration of their term, and Variable Compensation awarded according to the criterion of multiple Monthly Compensations, based on target criteria and performance indicators, up to the limit authorized by the Shareholders' Meeting.

We highlight that the proportion/percentage of each element in the total compensation is not established, and it can be changed annually.

Fiscal Year ended in December 31, 2019	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	20.7%	42.8%	36.5%	100.0%
Board of Executive Officers	21.5%	42.0%	36.5%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

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Fiscal Year ended in December 31, 2018	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	23.6%	30.5%	45.9%	100.0%
Board of Executive Officers	26.2%	28.0%	45.8%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

Fiscal Year ended in December 31, 2017	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	25.8%	29.4%	44.8%	100.0%
Board of Executive Officers	26.6%	27.6%	45.8%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

(1) The proportion/percentage highlighted in the Fixed Annual Compensation column includes the value of the INSS (social security) recognized in the Company’s results;

(2) The proportion/percentage highlighted in the Variable Annual Compensation column includes the value of the INSS (social security) recognized in the Company’s results; and

(3)    The amounts correspondent to post-employment benefits are related to the Managers’ pension plan

iii.    methodology for calculating and adjusting of each component of the compensation

Board of Directors and Board of Executive Officers

•     Fixed Compensation or Monthly Compensation: monthly fixed compensations established for the period of the Manager’s term.

•     Variable Compensation: amount attributed to the Managers, as performance compensation, in addition to the Fixed Compensation, based on the target criteria and performance indicator. It is important to highlight that the total Variable Compensation will be paid on a date to be defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are filed and unavailable ("Restricted Shares"). The Restricted Shares become available in three (3) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.

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•      Overall amount: includes the total compensation (fixed compensations and variable compensation).

To determine the overall amount for compensation, Bradesco Organization observes the following criteria:

1.     Bradesco Organization’s Remuneration Committee: proposes to the Board of Directors the Overall Amount for compensation (Monthly Compensation and Variable Compensation). The payment of Variable Compensation will observe the target criteria and performance indicators to be established and will be limited to Overall Amount, to be distributed to the Managers).

To define the Overall Amount for compensation (Monthly Compensations and Variable Compensation), the Remuneration Committee shall observe the following aspects:

•     size and result of the company comparing to its competitors;

•     domestic and international economic conditions, taking into consideration the past, present and future scenarios;

•     internal and external factors that may affect the Bradesco Organization’s businesses (current and potential risks); and

•     Bradesco Organization’s Overall performance, involving the recurrent income realized and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when deem necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as DEPEC – Department of Research and Economic Studies, DC – Controllership Department, General Accounting Department and DCIR – Integrated Risk Control Department, besides other areas it deems appropriate.

2.     Board of Directors: the most important management Body of the Bradesco Organization, it must evaluate the Remuneration Committee proposals and resolve on them.

3.     Shareholders’ Meeting: it is incumbent on the Shareholders’ Meeting to approve the Overall Amount for the compensation of the Company.

Once all the steps to determine and approve the Overall Amount for compensation are fulfilled, it is incumbent on the Board of Directors of Bradesco to establish the compensation of each one of the Managers, comprised by Monthly Compensation and, based on the fulfillment of the target criteria and indicators, Variable Compensation.

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Audit Committee

The process to calculate and readjust the Audit Committee’s compensation starts in the Remuneration Committee.

The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of compensation for each Committee’s member.

  iv.    reasons that justify the composition of compensation

The compensation structure of Bradesco´s Managers, composed by Fixed Compensation (Monthly Compensation) and Variable Compensation (multiple fixed Compensations), in consonance with the guidelines established in its Managers´ Compensation Policy, whom takes into consideration the requirements of CMN Resolution No. 3,921/10, and, additionally, the post-employment benefit in Additional Pension Plan, aim to align the managers interests with the Bradesco projects and results.

Besides, the composition of the compensation and the post-employment benefit are based in the management alignment with the results and short, medium and long terms risks of the Company, as well as justifying themselves as a mean to maintain high quality managers and notorious knowledge in the Bradesco staffs.

    v.    existence of non-remunerated members by the issuer and the reason for this fact

Not applicable.

c)  main performance indicators that are taken into consideration in determining each component of compensation

Corporate Assessment Process

The uniformity in the treatment of work areas is one of the keys for the Bradesco Organization’s effectiveness, as a manner to inhibit the individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

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Thus, even with the establishment of goals and objectives for all areas, individually, for purposes of compensation, prevails the Overall performance of the Organization, making no segregation of area, if it is considered as area of business or support, technical or relationship.

This overall performance, denominated in the Corporate Rule as Corporate Assessment Process takes into consideration the outcome of performance indicators, as follows:

•         ROAE – Return on Equity – Adjusted;

•         Overall Customer Satisfaction Index;

•         Basel Index – Level 1;

•         Operating Efficiency Ratio (OER);

•         Social and Environmental Dimension of Market Indexes; and

•         Coverage Index.

Individual assessment process

The individual performance of the Managers, as well as their corresponding areas, is accompanied by their respective superiors, according to the formal evaluation process, in compliance with the requirements of CMN Resolution No. 3,921/10.

For the formal assessment process, specific indicators are defined for areas and for individual assessment, according to the Managers’ functions, taking into account the areas for business, controls, and other supporting area.

For the assessment of areas, at least the following groups of indicators are considered:

a)  main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;

b)  actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;

c)  actions directed to risks management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department – DCIR);

d)  actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external customers; and

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e)  actions directed to environmental aspects: are indicators that assess the degree of compliance of the objectives of the area to environmental aspects.

For individual assessment, at least the following indicators are considered:

a)  quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager assessed;

b)  commitment to strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;

c)  participation in collegiate decisions: aims to evaluate the active participation in meetings and committees, with opinions that contributed to the submitted decisions;

d)  leadership team: evaluates the team management process;

e)  planning: assesses the ability to plan the activities of their area in the medium and long term;

f)  overview: evaluates, mainly, the Managers' vision about future trends to meet the demands of the market; and

g)  applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance assessment of Managers in the areas of internal control and risks management must be based on the achievement of the objectives of their own functions and not specifically in the overall performance of the Organization. The Integrated Risk Control Department – DCIR and the General Inspectorate Department – IGL are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization.

d)  how compensation is structured to reflect the evolution of performance indicators

It is up to the Board of Directors, after completion of all stages of definition and approval of the Overall Amount, to set the value of the compensation for each one of the Managers, in compliance with the following rules:

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i.    uniformity of compensation among members of the same hierarchy (office), or differentiation as a result of the time in that position, experience, academic background or other difference that the Board of Directors deems appropriate;

ii.    part of the Overall Amount approved will be distributed in fixed equal monthly installments during the term of office of the Manager, subject to the provisions above, called Monthly Compensation; and

iii.    the remaining part of the Overall Amount may be distributed as Variable Compensation, upon proposal of the Remuneration Committee, which shall comply with established target criteria and performance indicators.

Based on the assessment and proposal of the Remuneration Committee, the Board of Directors shall define the amount of the Variable Compensation that will be paid to Managers, which will correspond to equal multiples of the Monthly Compensation that each Manager is receiving at the date of the resolution for the payment of Variable Compensation.

e)  how the compensation policy or practice is in line with the issuer’s short, medium and long term interests

One of the guidelines of the Managers´ Compensation Policy is ensuring that the practice of compensation is related to goals that value Bradesco Organization and the individual, not encouraging behaviors that increase the exposure to risks above the levels considered prudent in the strategies of short, medium and long terms adopted by the Bradesco Organization.

As a result, by means of the payment of the fixed compensation, Bradesco seeks, in the short term, to align the interests of managers to its.

Aiming to encourage the alignment of medium term interests, Bradesco can realize the payment of variable compensation to its managers, according to item 13.1.d.iii of the Reference Form, that will be deliberated after the verifying of the satisfaction of the specific indicators.

The payment of variable compensation will be realized upon receipt of fifty percent (50%) in cash and fifty percent (50%) destined to the acquisition of preferred shares issued by Bradesco or PNB shares issued by BBD Participações S.A. (company belonging of Bradesco control group), which are recorded and unavailable ("Restricted Shares"), becoming available in three (3) equal, annual and successive installments.

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The Restricted Shares detained by the Managers are subject to adjustments in case of a significant reduction of the Recurring Profit made, or in the occurrence of negative financial result of the Company, during the deferral period.

In addition, the Pension Plan of the Managers constitutes a form of ensuring their performance focused on business perpetuity and on long-term value generation for the Company. This process links the managers to a cautious management and in consonance with the long term risks, leading to an increase in the amounts distributed to shareholders of the Company.

f)  existence of compensation supported by subsidiaries, controlled or direct or indirect controllers

Not applicable.

g)  existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Not applicable.

h)  practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating:

    i.  the issuer's bodies and committees that participate in the decision-making process, identifying how they participate

The governance structure responsible for managing and ensuring compliance with the Remuneration Policy is exercised by the following Bodies and their attributions:

•     Bradesco Organization’s Remuneration Committee, (i) analyzes the results of the performance evaluation, in order to propose the payment of Variable Remuneration for resolution by the Board of Directors; (ii) proposes to the Board of Directors the Global Amount of the remuneration (Monthly Fee and Variable Remuneration) to be distributed to the Managers of each company of the Organization; and (iii) proposes to the Board of Directors the payment of Variable remuneration to the Directors of each company of the Organization.

•     Board of Directors, evaluates the proposals of the Compensation Committee and resolve on them.

•     General Meeting of Shareholders / Meeting of Quotaholders, approves the Global Amount of the company's remuneration.

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  ii.  criteria and methodology used for the determination of individual remuneration, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of such studies.

The guidelines established in the Remuneration Policy are in compliance with the legislation, rules and regulations that govern the subject, observing the following rules:

•     ensure the establishment of remuneration practice for all Managers of the Organization, which includes the Members of the Board of Directors and Board of Executive Officers, maintaining the uniformity of remuneration among the members of the same hierarchy (position), and there may be differentiation as a result of time in the position, experience, academic formation or other differential that the Board of Directors deems appropriate. The remuneration is distributed in fixed monthly installments;

•     ensure that the remuneration practice is in accordance with the legislation, rules and regulations that govern the matter, and it is up to the Board of Directors and the relevant Management Bodies to determine the remuneration of each of the manager, based on: i) the responsibilities of the Managers, considering the different positions they occupy and the functions they perform; (ii) in the time devoted to their duties; (iii) professional competence and reputation, in view of their experience and qualification; and (iv) the value of its services in the market;

•     to promote the alignment between the remuneration practices of the Managers and the interests of the Organization, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and

•     ensure that the practice of remuneration is related to objectives that seek the appreciation of the Organization, not encouraging behaviors that increase the exposure to risk above the levels considered prudent in the short, medium and long term strategies adopted.

iii.  how often and how the board of directors assesses the adequacy of the issuer's remuneration policy.

Annually.

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13.2 - Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Total compensation planned for current fiscal year (2020) - Annual Amounts

	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	10.00	94.00	5.00	109.00
No. of members paid	10.00	94.00	5.00	109.00
Fixed annual compensation	**28,248,500.00**	**164,348,695.00**	**1,323,000.00**	**193,920,195.00**
Salary or withdrawal	23,060,000.00	134,162,200.00	1,080,000.00	158,302,200.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	5,188,500.00	30,186,495.00	243,000.00	35,617,995.00
Description of other fixed compensation	Valor estimado do INSS da Sociedade	-	-	-
Variable compensation	**48,902,000.00**	**390,500,805.00**	**-**	**439,402,805.00**
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	48,902,000.00	390,500,805.00	-	439,402,805.00
Description of other variable remuneration	Of the total of variable remuneration, based on criteria of performance targets and indicators, 50% of the net value will be destined to the acquisition of PN shares issued by Banco Bradesco S.A., which shall be recorded and unavailable ("Restricted Shares"), and will be available in three (3) annual equal and successive installments, whereby the first installment matures in the year following the effective payment date.		-	-
Post-employment	**13,827,320.00**	**349,172,680.00**	**-**	**363,000,000.00**
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	**90,977,820.00**	**904,022,180.00**	**1,323,000.00**	**996,323,000.00**

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Total compensation planned for fiscal year 12/31/2016 – Annual amounts

	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	8.00	86.00	5.00	99.00
No. of members paid	7.00	86.00	5.00	98.00
Fixed annual compensation	**20,286,000.00**	**169,848,945.00**	**1,323,000.00**	**191,457,945.00**
Salary or withdrawal	16,560,000.00	138,652,200.00	1,080,000.00	156,292,200.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	3,726,000.00	31,196,745.00	243,000.00	35,165,745.00
Description of other fixed compensation	INSS amount recorded in the Company´s income			-
Variable compensation	**21,587,685.00**	**180,277,370.00**	-	**201,865,055.00**
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	21,587,685.00	180,277,370.00	-	201,865,055.00
Description of other variable remuneration	Variable Compensation,R$17,622,600.00. 50% of the net value was destined for the acquisition of PN shares issued by Banco Bradesco S.A., which were recorded and unavailable ("Restricted Shares"), becoming available in three (3) annual equal and successive installments, whereby the first installment matures in the year following the effective payment date. INSS recognized in the result of the Company R$3.965.085,00.			
Post-employment	**18,975,000.00**	**158,390,500.00**	-	**177,365,500.00**
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	**60,848,685.00**	**508,516,815.00**	**1,323,000.00**	**570,688,500.00**

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13.3 - Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

a)  body (see table in “d.ii” below)

b)  number of members (see table in “d.ii” below)

c)  number of remunerated members (see table in “d.ii” below)

d)  in relation to bonus:

    i.    minimum amount predicted in the compensation plan

Bradesco does not establish minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

  ii.    maximum amount predicted in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

Body	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total number of members	10	94	5	109
Number of remunerated members	10	94	5	109
Bonus	-	-	-	-
minimum amount predicted in the compensation plan	-	-	-	-
maximum amount predicted in the compensation plan	48,902,000.00	376,903,305.00	-	425,805,305.00
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Participation in the results	-	-	-	-
minimum amount predicted in the compensation plan	-	-	-	-
maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-

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iii.    amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish compensation amount automatically associated with the achievement of goals for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes, prevails the Overall performance of the Bradesco Organization, irrespective of the area, whether it is considered support or business, technical or relationship area.

  iv.    Amount effectively recognized in the result of the last three fiscal years

Total compensation of the fiscal year 2019 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	7.83	94.08	5.00	106.91
Number of remunerated members	7.83	94.08	5.00	106.91
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	90,492,465.00	328,727,546.25	-	419,220,011.25
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

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Total compensation of the fiscal year 2018 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	7.67	91.92	5	104.59
Number of remunerated members	6.5	91.92	5	103.42
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	30,318,750.00	183,211,016.77	-	213,529,766.77
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2017 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	7.75	88	5	100.75
Number of remunerated members	7	88	5	100
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	23,373,918.75	186,653,923.75	-	210,027,842.50
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

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e)  in relation to the participation in the result:

    i.    minimum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

  ii.    maximum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iii.    amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

  iv.    amount effectively recognized in the result of the last three fiscal years

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

13.4 - Compensation plan based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred shares), which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

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13.5 - Compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred shares), which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.6 - Information on options (open) held by the Board of Directors and Statutory Board of Executive Officers

Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.7 - Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.8 - Information necessary for understanding the data disclosed in items 13.5 to 13.7 – Method of pricing the value of shares and options

Bradesco has no plan based on shares (including stocks options) for the Board of Directors and Statutory Board of Executive Officers.

The payment of Variable Compensation of the Management is accounted for in Personal expenses with collection of social security contributions (INSS) and recognized in the year. Of the total net amount (after legal discount) credited to the current account of the manager, it is charged 50% for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are recorded on his behalf and unavailable for trading, being released 1/3 every year in subsequent years.

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13.9 - Number of shares, quotas and other securities convertible into shares held by managers and members of the Fiscal Council – by body

Body	BRADESCO		CIDADE DE DEUS	BBD PARTICIPAÇÕES			BRADESPAR
	Common	Preferred	Common	Common	Preferred	PNB	Common	Preferred
Board of Directors	22,035,273	40,381,427	347,369,894	50,936,623	1,193,036	1,509,369	465,120	1,083,560
Board of Executive Officers	62,260	1,503,326	-.-	26,529,914	13,018,782	4,279,851	-.-	431
Fiscal Council	2,180	125,862	-.-	-.-	-.-	-.-	3,284	39,192

13.10 - Information on private pension plans granted to the members of the Board of Directors and of the Statutory Board of Executive Officers

a)  Body

See table 13.10

b)  number of members

See table 13.10

c)  number of remunerated members

See table 13.10

d)  name of the Plan

Bradesco Organization’s Pension Plan

e)  number of managers that meet the conditions to retire

See table 13.10

f)  conditions for early retirement

In case the participant is older than 55 when they withdraw from the Bradesco Organization, if they retire by the INSS (Social Security), and have contributed to the Plan for at least 10 years, they may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

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g)  updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

h)  total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

i)    if there is the possibility of early redemption and the conditions for that

There is a possibility of early redemption after a grace period of a full calendar year, counted from the first working day of January of the year following the contribution, subject to the rules governing the matter.

Table 13.10

Body (Item “a”)	Total number of members (Items “b and c”)				Item “e”	Item “g”	Item “h”
	Total number of members	Number of remunerated members	Retired	Assets		R$	R$
Board of Directors	7.83	7.83	6	2	-	283,120,661.80	77,176,620.00
Statutory Board of Executive Officers	94.08	94.08	4	91	-	630,187,366.10	285,823,380.00
Total	101.91	101.91	10	93	-	913,308,027.90	363,000,000.00

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13.11 - Highest, lowest and the average individual compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Body	Board of Directors			Board of Executive Officers			Fiscal Council		
	31/12/2019	31/12/2018	31/12/2017	31/12/2019	31/12/2018	31/12/2017	31/12/2019	31/12/2018	31/12/2017
Total nº of members	7.83	7.67	7.75	94.08	91.92	88	5	5	5
Nº of members paid	7.83	6.5	7	94.08	91.92	88	5	5	5
Highest compensation value (Reais)	33,804,240.00	27,684,000.00	18,960,000.00	30,659,720.00	21,948,390.00	17,775,000.00	264,600.00	264,600.00	264,600.00
Lowest compensation value (Reais)	21,127,650.00	4,325,625.00	3,975,000.00	3,528,475.00	3,436,270.00	1,234,800.00	264,600.00	264,600.00	264,600.00
Average compensation value (Reais))	27,003,618.77	15,292,788.46	11,362,791.96	8,328,674.16	7,115,121.99	7,679,948.37	264,600.00	264,600.00	264,600.00

Observation

Board of Directors	
31/12/2019	The above amounts do not include the contributions of the company to the INSS.
31/12/2018	The above amounts do not include the contributions of the company to the INSS.
31/12/2017	The above amounts do not include the contributions of the company to the INSS.
Board of Executive Officers	
31/12/2019	The above amounts do not include the contributions of the company to the INSS.
31/12/2018	The above amounts do not include the contributions of the company to the INSS.
31/12/2017	The above amounts do not include the contributions of the company to the INSS.
Fiscal Council	
31/12/2019	The above amounts do not include the contributions of the company to the INSS.
31/12/2018	The above amounts do not include the contributions of the company to the INSS.
31/12/2017	The above amounts do not include the contributions of the company to the INSS.

13.12 - Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

13.13 - Percentage in total compensation held by Management and members of the Fiscal Council that are related parties to the controlling companies

Body	2019	2018	2017
Board of Directors	100.0%	100.0%	100.0%
Statutory Board of Executive Officers	80.7%	87.8%	81.4%
Fiscal Council	0.0%	0.0%	0.0%

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13.14 - Compensation of managers and Fiscal Council’s members, grouped by body, received for any reason other than the position they occupy

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

.

13.15 - - Compensation of managers and Fiscal Council’s members recognized in the income of the controlling shareholders, direct or indirect, of companies under common control and of the issuer’s subsidiaries

Fiscal Year 2019 – amounts received that were recognized in the result of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	2.063.250,00	-	-	2.063.250,00
Companies under common control	-	-	-	-

Fiscal Year 2018 – amounts received that were recognized in the result of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	36,217,125.00	-	-	36,217,125.00
Companies under common control	-	-	-	-

Fiscal Year 2017 – amounts received that were recognized in the result of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	71,798,096.78	-	-	71,798,096.78
Companies under common control	-	-	-	-

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13.16 - Other relevant information

None.

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Management Comments on the Company

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bradesco

Officers' comments on the Company in terms of Reference Form Item 10, pursuant to the CVM Instruction No. 480, dated December 7, 2009

SUMMARY

10.1 – General Financial and Equity Conditions	3
10.2 – Operating and Financial Income	20
10.3 – Events with Significant Effects (occurred and expected) on Financial Statements	21
10.4 – Significant Changes in Accounting Practices – Reservation and Emphases in the Auditor’s Opinion	22
10.5 - Critical Accounting Policies	23
10.6 – Material Items not shown in Financial Statements	25
10.7 – Comments on Material Items not shown in Financial Statements	26
10.8 – Business Plan	26
10.9 – Other Factors with Relevant Influence	27

10.1 – General Financial and Equity Conditions

Officers should comment:

a)       general financial and equity conditions

We understand that we have all financial and asset conditions to ensure the compliance with our obligations, guaranteeing our business expansion in the short- and long-terms.

Our analysis is based on information from the last three managerial financial statements on the balance sheet date, as follows:

2019

In 2019, important steps were taken concerning the agenda of structural reforms in Brazil, mainly through the pension reform. Issues such as the improvement of the business environment, reducing the complexity of taxation, the expansion of infrastructure and the quality of education are on the radar. Bradesco believes that addressing these issues will contribute to increase productive efficiency, in an environment in which the private sector will be the protagonist of the cycle of economic expansion that has already begun. At the same time, such advances will contribute to increase the competitiveness of the productive sector in the face of international competition that is increasingly intense.

Brazil is in a favorable position to sustain this cycle, which will be driven by consumption and investments. The financial conditions should remain favorable, reflecting credible economic policies and inflation rates without significant pressures, besides the improvement in perceptions of the agents regarding structural advances. Companies are deleveraged and have expanded access to sources of financing, such as the capital market. The commitment of family income and delinquency are at low levels. National entrepreneurship continues with high capability of adaptation and innovation.

Under this scenario, the national financial sector should be relevant and have a constructive role to ensure that the sustainable growth of the GDP continues over the next few years.

Maintaining the agenda of structural reforms is fundamental to face challenges in the international scenario. Advances and setbacks alternated in the global trade issue throughout 2019, increasing the volatility in the financial markets. However, the USA and China reached a first agreement at the beginning of this year, which contributed towards reducing the risks to global growth in the coming quarters. In this perspective, the cycle of monetary loosening in the major economies should be interrupted, even if they are not seen as movements of normalization of interest rates in predictable horizons.

With the recurring net income of 2019, we reached an annualized return over the average Shareholders’ Equity (ROAE) of 20.6%. Profit growth of 20.0% reflects the good performance of the operating incomes, driven by the good performance of the net interest income and lower expenses with Expanded ALL, and the positive performance of fee and commission income and insurance, pension plans and capitalization bonds results. Such factors offset the growth of operating expenses, whose development is mostly related from the variable expenses.

Loan operations

Our policy guides management actions and is constantly updated and consistent with the economic reality. We are expanding and diversifying supply in various channels of distribution, especially in the digital means, complemented by the Branch Network and the Banking Correspondents. Our capillarity allows the achievement of loans and direct financing or in strategic partnerships with the various business chains.

Some of the highlighted lines:

Consumer Financing: includes a representative portion of the loan operations intended to individuals, through personal loans, payroll-deductible loans, vehicle financing and credit card. Lines that encourage consumption and consequently stimulate increased economic activity;

For companies: working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises enable the growth of the economic activity and the creation of jobs;

Bradesco Corporate: leader in assets in Brazilian Market for large and medium-sized enterprises, with complete solutions for different needs and corporate sectors;

Agribusiness: we are featured among the largest agribusiness financiers, offering solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country;

Real Estate Financing: one of the most important in this market, we maintain the commitment in meeting the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers. In 2019, we maintained a leadership position in the ranking of real estate loans as the private Bank which granted more credit, according to the Brazilian Association of Real Estate Loans and Savings Companies - Abecip; and

Onlendings: leader in BNDES – Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Social and Economic Development) onlendings.

Below is the balance of the main portfolios:

•         R$605.0 billion, at year-end, on consolidated loan operations, in the expanded concept, which includes Sureties, Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Co-Obligations in Real Estate Receivable Certificates and Rural Credit;

•         R$36.8 billion was the consolidated balance of provision for loan losses, considering an additional provision of R$6.9 billion, calculated based on the models of provisioning, according on statistical models that capture historical, actuarial and prospective data;

•         R$160.0 billion in operations intended to consumer financing; which includes the amount of R$63.0 billion in Payroll-Deductible Loans with 9.0 million active contracts at the end of the fiscal year;

•         R$61.2 billion was the balance in the Real Estate Credit portfolio, whereby R$44.3 billion was intended for the Individuals and R$16.9 billion for the Legal Entities, totaling 219,251 units financed;

•         R$14.1 billion in applications on agribusiness by the end of the fiscal year; and

•         R$22.5 billion amounted to the balance of onlending portfolios, with 196,017 agreements.

Funding and Resource Management

The resources captured and managed, in December 2019, totaled R$2.259 trillion, an evolution of 3.5% compared to the previous year.

•         R$585.6 billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase;

•         R$1.0 trillion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, with a 6.4% increase in the year;

•         R$354.0 billion in the Exchange Portfolio, Borrowings and Onlendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds from Issuance of Securities in Brazil, and Subordinated Debt in Brazil;

•         R$274.8 billion in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds, up by 6.2% in the year; and

•         R$45.9 billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and Onlendings Overseas, equivalent to US$11.4 billion.

In December 2019, our market value, considering the closing prices of the common and preferred shares, totaled R$282.1 billion, an increase of 16.3% in comparison to December 2018, representing 2.1 times the Shareholder's Equity of December 2019.

2018

The uncertainties of the economic agents increased volatility in the global and domestic financial markets in 2018. Themes such as commercial discussions, standardization of the US monetary policy and geopolitical risks were on the radar, affecting the prices of assets of emerging countries. Brazil, despite the good foundations of its external accounts, was influenced by this adverse international environment. Even though the annual expansion of the Brazilian economy has remained on a very close level to the one observed in 2017, the recovery was more disseminated, both sector and regional based.

Looking ahead, Brazil is in a cyclic position favorable to the faster growth pace, including more beneficial financial conditions. Inflation and interest at a lower level, unleveraged families and companies, low levels of delinquency ratios and space for the demand expansion, are favorable vectors for a more intense growth in 2019, which may be boosted at the recovery of the structural reform agenda, with positive impacts over the confidence of businessmen and consumers.

We evaluated that there are indicators to boost employment, income, credit and investments, as the maintenance of the credible and sustainable economic policies should avoid inflationary pressures originating from this recovery. It is fundamental, therefore, for Brazil to advance in its agenda, comprising macro and microeconomic aspects, preparing for an international environment that should remain challenging in the coming quarters.

The Recurring Net Income attributable to shareholders was R$21.6 billion in the fiscal year of 2018, equivalent to R$3.22 per share and equivalent to an annualized profitability of 19.0% over the average Shareholders’ Equity. The return on Average Total Assets was 1.6% in the year. Shareholders’ Equity amounted to R$121.1 billion and the total of the adjusted assets stood at R$1.386 trillion.

Loan operations

We continuously monitor the portfolios and keep our policy up to date and in line with the current economic situation. We are expanding and diversifying supply in various channels of distribution, especially, complemented by the Branch Network and the Banking Correspondents. Our capillarity allows the achievement of loans and direct financing or in strategic partnerships with the various business chains.

The consumer credit is one of the modalities with larger representativity in the Bank's portfolio, contributing to the growth of many production chains among small, medium and large businesses. Highlighted in the portfolio are personal loans, payroll-deductible loans, real estate financing and credit cards.

The supply of working capital items, advances on receivables and financing of goods focused on small- and medium-sized enterprises enables the growth of the economic activity and the consequent creation of jobs, thus creating a virtuous circle between investment credit and consumption credit.

Bradesco Corporate is highlighted as leader in assets in Brazilian Market for large- and medium-sized enterprises, on the concept of expanded portfolio, with complete solutions for different sizes, needs and corporate sector.

Bradesco is also the largest private Bank in assets on agribusiness, with offering of solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country. Further information can be obtained at the website bradescoagronegocio.com.br.

Keeping the strong commitment to meeting the demands of the real estate sector, financing both the construction sector and the acquisition of real estates by the final borrowers, we improved, constantly, our procedures for granting loans for the different channels of origination to make them more agile and practical for the clients. We occupy a leading position in this operating segment.

We are one of the main distributing agents of BNDES funds and maintained this important position by reaching a total disbursement of R$5.5 billion, equivalent to 17.6% of the Market Share, maintaining a focus on releases to micro-, small-, and medium-sized enterprises, which absorbed R$4.9 billion, or 18.7% of the total amount disbursed.

Below is the balance of the main portfolios:

•         R$531.6 billion, at year-end, on consolidated loan operations, in the expanded concept, which includes Sureties, Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Co-Obligations in Real Estate Receivable Certificates and Rural Credit;

•         R$35.1 billion was the consolidated balance of provision for doubtful debtors, which includes an additional provision of R$6.9 billion, calculated based on the provisioning models, which are based on statistical models that capture historical, current and prospective information;

•         R$130.4 billion in operations intended for consumption credit;

•         R$50.9 billion in Payroll-Deductible Loans at the close of 2018, with 8,903,348 active contracts;

•         R$61.3 billion in the Real Estate Credit portfolio, whereby R$38.284 billion was intended for Individuals and R$23.0 billion for Legal Entities, totaling 192,659 units financed;

•         R$20.3 billion in investments in agribusiness at the end of the fiscal year; and

•         R$18.3 billion amounted to the balance of transfer portfolios, with 189,655 contracts registered.

Funding and Resource Management

The resources funded and managed, in December 2018, totaled R$2.182 trillion, an evolution of 7.8% in comparison to the previous year. In total, the Bank manages 28.3 million account holders and 63.5 million savings accounts, with a balance of R$111.2 billion.

•         R$624.8 billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold under Agreements for Repurchase;

•         R$940.5 billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, an increase of 8.0% in the year;

•         R$309.7 billion in the Exchange Portfolio, Borrowings and Onlendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds from Issuance of Securities in Brazil, and Subordinated Debt in Brazil;

•         R$258.8 billion in Technical Provisions for Insurance, Pension Plans and Capitalization Bonds, an increase of 4.9% in the year; and

•         R$51.0 billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and Onlendings Overseas, equivalent to US$13.2 billion.

In December 2018, our market value, considering the closing prices of the common and preferred shares, totaled R$242.6 billion, with an increase of 21.0% in comparison to December 2017, representing 2.0 times the Shareholders’ Equity in December 2018.

2017

The Recurring Net Income was R$19.0 billion in the fiscal year of 2017, equivalent to R$2.84 per share and annualized profitability of 18.1% over the average Shareholders’ Equity. The return on Average Total Assets was 1.5%. The Shareholders’ Equity amounted to R$110.5 billion and total of the managerial assets stood at R$1.298 trillion.

Loan Operations

Bradesco, attentive to the challenging scene of the credit market, constantly monitors its loan portfolios in order to keep its policy up to date and in line with the current economic situation, supporting the expansion and diversification of supply in various channels of distribution, which cover the Network of Branches, Banking Correspondents, and Digital Channels. These differentials have contributed to the achievement of loans and direct financing or in strategic partnerships with the various business chains.

•         R$492.9 billion was the balance at the end of the year, of consolidated credit operations, in the expanded concept, which includes Sureties and Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Investment Funds in Credit Rights for Certificates of Real Estate Receivables and Rural Credit; and

  R$36.5 billion was the consolidated balance for the provision for doubtful debtors, encompassing an additional provision of R$6.9 billion, above what’s required by Resolution No. 2,682/99, of the National Monetary Council.

Funding and Resource Management

The resources funded and managed, in the end of 2017, amounted to R$2.024 trillion. Overall, the Bank manages 27.8 million account holders and 63.4 million savings accounts with a balance of R$103.3 billion, representing 18.3% of the SBPE – Brazilian Savings and Loan System.

•         R$578.9 billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase;

•         R$870.7 billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas;

•         R$293.3 billion in the Exchange Portfolio, Borrowings and Onlendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds from Issuance of Securities in Brazil, and Subordinated Debt in Brazil;

•         R$246.7 billion in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds, an increase of 10.4% in the year; and

•         R$36.5 billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and Onlendings Overseas, equivalent to US$11.0 billion.

At the close of the fiscal year of 2017, the market value of Bradesco, considering the closing prices of the common and preferred shares, totaled R$200.5 billion, an increase of 24.7% in 2017, representing 1.8 times the Shareholders’ Equity on December 2017.

The following are comments about our key indicators:

I)                    Basel Ratio

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord.

The composition of our Basel Ratio is shown below:

In 2019, the total Basel Ratio registered 16.5%, showing a reduction in relation to 2018, resulting mainly from the payment of R$8 billion of extraordinary dividends, which occurred in October 2019, and the prudential adjustments, impacted by the increase of the tax credits. These events were partially offset by the strong generation of capital (net profit) and the reallocation of resources, via dividends, of the Insurance Group.

The growth of the capital indexes, in the comparison between 2018 and 2017, is related to the strong generation of capital (net income), which positively exceeded the impacts of the prudential adjustments, defined in Resolution No. 4,192/13, which gradually went from 60%, in 2016, to 80%, in 2017 and, reached 100% in 2018. In addition, in 2018, we issued perpetual subordinate loans, in the sum of R$4.2 billion to compose the complementary capital in tier I and subordinated debts for the re-composition of the capital of tier II, in both cases, approved and authorized by the Central Bank of Brazil.

II)                  Operating Efficiency Ratio (ER)

Operating Efficiency Ratio (ER)

The improvement in the ratio in the comparison between 2019 and 2018 reflects the performance of net interest income, the income from insurance operations, pension plans and capitalization bonds, and the fee and commission income, which offset the growth of operating expenses, whose development is mostly arises from the variable expenses related to the performance of the results.

In 2018, compared to 2017, the evolution of revenues with the net interest income, the higher revenues from the provision of services and the higher result of insurance, pension and capitalization operations, positively influenced this indicator. The performance between 2017 and 2018 was impacted by the higher constitution of tax provisions, which justify the increment of other operating expenses, net of income.

III)                Main loan portfolio indicators

Delinquency Ratio > 90 days (1)

(1) Concept defined by the Central Bank of Brazil.

Even showing evolution in loan operations in the years 2019, 2018 and 2017, the delinquency ratio, including operations with delinquency exceeding 90 days of the total portfolio, maintained the downward trend observed during the periods, reflecting the better quality of the new captures and adjustments in the loan concession and recovery processes. Since the peak of total delinquency in March 2017, the ratio presents a decrease of 2.3 p.p.

Coverage Ratios

Our coverage ratios (60 days and 90 days) showed very satisfying levels. Our level of provisioning concerning the loan portfolio reflects the quality improvement of our operations and because of the improvement of the models of provisioning, which are based on statistical models that capture historical, current and prospective data.

b)       capital structure

As shown in tables below, we understand that the current capital structure is adequate and consistent with our business expansion strategy. The largest funding source for operations is from third-party capital.

Over the last three years, our average proportion of capital held by third parties was 91.1%, which is seen as a normal level for institutions in the financial intermediation business.

c)        capacity to pay financial commitments

We understand that the operations stated in the balance sheet at the periods stated below, evidence that we have a comfortable liquidity margin to comply with our short-term liabilities. It is worth mentioning that Bradesco’s asset and liability management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to the customers and meet its own needs of working capital for investment.

Consolidated Managerial Balance Sheet by time limits

d)       financing sources used for working capital and investments in non-current assets

We highlight below the main sources of working capital and investments in non-current assets for the last three fiscal years:

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, the amount of funds available within the customer service network and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We show low dependency on interbank deposits and foreign lines of credit, given its capacity to obtain funding from clients effectively. This is a result of significant capillarity, the broad diversity of products offered, and the market’s confidence in the Bradesco brand and the important presence in the client’s sector.

Note that the percentage of funds used has shown margins in the periods, demonstrating that we met the demands for loaning funds mainly through our own funding.

On January 27, 2020, Bradesco issued US$1.6 billion of senior notes in the international market, composed of two tranches of US$800 million, maturing in January 2023 and January 2025, with remuneration at fixed interest rates 2.85% and 3.20% p.a., respectively

Deposits

In 2019, the deposits correspond to 65.1% of our total primary funding sources, which consist in time deposits and savings accounts with interest, deposits at sight, on which no interest is levied, both expressed in Brazilian Reais, and interbank deposits.

In the comparison between December 2019, 2018 and 2017, the deposits showed evolution, mainly due to the new business opportunities offered to clients, in virtue of interest rate oscillations occurring in the period, in addition to the increase in the customer base.

Funds from financial bills

The increase in the resources from the issuing of securities, in the comparison between the balances of December 2019, 2018 and 2017, mainly due to the evolution of the financial bills, which grew 15.9% between 2019 and 2018 and 11.2% between 2018 and 2017. We also emphasize that in 2018 we raised securities from secured real estate, which are secured by the real estate loan portfolio, in accordance with the requirements established by BACEN Resolution No. 4,598/17. In the comparison between the balances of December 2019 and 2018, these funding operations presented an increase of R$5,064 million.

Borrowing and Onlending

In the comparison between December 2019 and 2018, the reduction shown refers to lower volume of funds raised by borrowing and onlending in the Country, mainly by means of Finame operations.

In December 2018, the borrowing and onlending balance presented an evolution regarding the balance of December 2017, due to the larger volume of funds raised abroad and the exchange rate variation that presented an evolution of 17.13% in the period.

Subordinated Debt

The variations presented in the balances of December 2019, 2018, and 2017 in the subordinate debts, reflect the issuing / maturities of debts in the periods.

e)        financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

As financing sources for working capital and investments in non-current assets used to cover liquidity deficits, we may use the following resources: (i) Deposit Raising; (ii) Loans; (iii) Issuance of Securities; (iv) Subordinated Debt; and (v) Injection of Capital by the controlling shareholders. Management may also use alternatives such as: (i) to redeem resources invested in assets that are not classified as liquidity; (ii) to assign credit operations; (iii) to encourage the raising of funds, as a time deposit; (iv) to define parameter to limit the granting of new loans.

In some limited circumstances, we may obtain emergency funds from the Central Bank of Brazil through a transaction referred to as “discount”. A discount is a loan from the Central Bank to a financial institution, usually granted by Federal Government securities owned by the financial institution, and, according to the Central Bank's own criteria, other collateral assets may be accepted. Bradesco never entered into discount transactions for liquidity purposes.

f)        indebtedness ratios and the characteristics of the debts, also describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; (iv) any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control, as well as if the issuer is in accordance with the restrictions.

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant for Bradesco.

Financial institutions are subject to operating limits defined by the National Monetary Council and the Central Bank of Brazil for operating, according to provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System.

Among the limits defined, noteworthy are as follows: (i) Reference Equity consistent with the risks of its activity, (ii) fixed assets, which limits to 50% of the Reference Equity amount the total funds invested in Permanent Assets, (iii) exposure by costumer, which sets forth the maximum limit of 25% of the amount of Reference Equity of exposure by costumer, (iv) exposure in gold, foreign currency and in operations subject to foreign exchange variation, limited to 30% of the Reference Equity amount, and (v) minimum limits of realized capital and shareholders’ equity for operating.

Rules also bar financial institutions from carrying out certain operations, and noteworthy are as follows: (i) granting loans or advances to related companies, managers and relatives, and (ii) acquiring real estate not intended for own use.

g)       limits of contracted financing and percentages already used

There are no limits of contracted financing.

h)       significant changes to each item of financial statements

We understand that Bradesco has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion.

We present below comments on the items we believe are important and relevant, stated in the Balance Sheet and Statement of Recurring Income.

Consolidated Managerial Balance Sheet Adjusted

In relation to significant changes in consolidated managerial balance sheet adjusted items, the table below compares the most significant events in 2019, 2018 and 2017.

R$ million

	Dec19	Dec18	Dec17	Vertical Analysis - %			Horizontal Analysis			
				Dec19	Dec18	Dec17	Dec19 x Dec18		Dec18 x Dec17	
							R$	%	R$	%
Assets										
Current and long-term assets	**1,381,473**	**1,356,727**	**1,267,893**	**98.0**	**97.9**	**97.7**	**24,746**	**1.8**	**88,834**	**7.0**
Funds available	19,202	19,869	15,224	1.4	1.4	1.2	(667)	(3.4)	4,645	30.5
Interbank investments	58,214	104,044	154,270	4.1	7.5	11.9	(45,830)	(44.0)	(50,226)	(32.6)
Securities and Derivative Financial Instruments	657,504	658,501	584,650	46.7	47.5	45.0	(997)	(0.2)	73,851	12.6
Interbank and interdepartmental accounts	91,104	89,026	68,197	6.5	6.4	5.3	2,078	2.3	20,829	30.5
Loan and leasing	379,538	344,467	324,439	26.9	24.9	25.0	35,071	10.2	20,028	6.2
Allow ance for Loan Losses (ALL)	(36,796)	(35,084)	(36,527)	(2.6)	(2.5)	(2.8)	(1,712)	4.9	1,443	(4.0)
Other Receivables and Assets	212,707	175,904	157,640	15.1	12.7	12.1	36,803	20.9	18,264	11.6
Permanent Assets	**27,832**	**29,283**	**30,435**	**2.0**	**2.1**	**2.3**	**(1,451)**	**(5.0)**	**(1,152)**	**(3.8)**
Investments	2,187	2,192	2,182	0.2	0.2	0.2	(5)	(0.2)	10	0.5
Premises and equipment and leased assets	10,161	8,382	7,949	0.7	0.6	0.6	1,779	21.2	433	5.4
Intangible assets	15,484	18,709	20,304	1.1	1.3	1.6	(3,225)	(17.2)	(1,595)	(7.9)
Total	**1,409,305**	**1,386,010**	**1,298,328**	**100.0**	**100.0**	**100.0**	**23,295**	**1.7**	**87,682**	**6.8**
Liabilities										
Current and long-term liabilities	**1,273,444**	**1,262,743**	**1,185,764**	**90.4**	**91.1**	**91.3**	**10,701**	**0.8**	**76,979**	**6.5**
Deposits	368,948	342,879	265,278	26.2	24.7	20.4	26,069	7.6	77,601	29.3
Securities sold under agreements to repurchase	216,675	281,897	313,562	15.4	20.3	24.2	(65,222)	(23.1)	(31,665)	(10.1)
Funds from issuance of securities	170,743	147,721	135,011	12.1	10.7	10.4	23,022	15.6	12,710	9.4
Interbank and interdepartmental accounts	25,047	26,332	30,034	1.8	1.9	2.3	(1,285)	(4.9)	(3,702)	(12.3)
Borrow ing and on-lending	53,966	56,659	51,669	3.8	4.1	4.0	(2,693)	(4.8)	4,990	9.7
Derivative financial instruments	13,826	15,993	14,084	1.0	1.2	1.1	(2,167)	(13.5)	1,909	13.6
Provisions for insurance, pension plan and capitalization	274,765	258,755	246,653	19.5	18.7	19.0	16,010	6.2	12,102	4.9
Other Liabilities	149,474	132,507	129,473	10.6	9.6	10.0	16,967	12.8	3,034	2.3
Deferred income	**326**	**380**	**410**	**0.0**	**0.0**	**0.0**	**(54)**	**(14.2)**	**(30)**	**(7.3)**
Non-controlling interests in subsidiaries	**1,812**	**1,766**	**1,697**	**0.1**	**0.1**	**0.1**	**46**	**2.6**	**69**	**4.1**
Shareholders' equity	**133,723**	**121,121**	**110,457**	**9.5**	**8.7**	**8.5**	**12,602**	**10.4**	**10,664**	**9.7**
Total	**1,409,305**	**1,386,010**	**1,298,328**	**100.0**	**100.0**	**100.0**	**23,295**	**1.7**	**87,682**	**6.8**

In December 2019, the total assets reached R$1.409 trillion, showing an evolution of 1.7% in comparison to December 2018. This increase was due to the growth of 10.2% of the Loan Operations, which offset the 6.1% decrease in the available funds, cash and banks, short-term interbank investments and securities, which together represent 52.1% of the total assets.

The Loan Operations showed a positive performance in the comparison between the balances of December 2019, 2018 and 2017. In all comparative periods, in the loans allocated to individuals, we highlight the growth of operations related to consumer finance (personal loans, payroll-deductible loans, vehicles and credit card) and real estate financing. In legal entities, the highlight is for export financing and CDC/ Leasing operations, and in the comparison between the balances of December 2019 and 2018, we also highlight the positive performance of the working capital operations.

The balance of other loans and values and assets in the comparison between December 2019 and 2018 presented an evolution due to an increase of the tax credit, which is impacted by the increase in the rate of the social contribution on net profit of the banks from 15% to 20% on temporary differences and negative base (as established in the Constitutional Amendment No. 103 enacted in November 2019), of the foreign exchange portfolio and the largest volume of operations with credit cards. Between December 2018 and 2017 presented an evolution due to an increase in the balance of securities of accounts receivable, to the largest volume of operations with credit cards and taxes and contributions to offset.

The technical reserves for insurance, pension plans and capitalization bonds showed growth, in the comparison between the balances for 2019, 2018 and 2017, mainly due to the increase in pension products by 5.5% between December 2019 and 2018, and 4.6% between the balances of 2018 and 2017. It should be noted our market share in the technical provisions for insurance, pension plans and capitalization bonds that in 2019 was 24.3% (November data).

The balance of other obligations showed an increase in all the comparative periods. In the comparison between December 2019 and 2018, it is related to the increase of the foreign exchange portfolio, higher miscellaneous provisions for contingent liabilities and provision for deferred income taxes. Between December 2018 and 2017, is related to the increase in the volume of subordinate debts and higher miscellaneous provisions for contingent liabilities.

The main sources of funding (deposits, debentures, borrowing and onlending resources, funds from the issuing of bonds and subordinate debts), were discussed in item 10.1 d).

Statement of Recurring Income

During the periods, certain non-recurring events were recorded in our financial statements in order to allow a better understanding, comparability and analysis of our performance, we have adjusted our statement of income after excluding such events, thus resulting in what we refer to as statement of recurring income.

(1) It is composed of operational provisions, especially with civil and labor;

(2) It refers to the aggravation of the rating and improvement of the criterion of measurement of provision for guarantees – guarantees and sureties; and

(3) In 2019, it is mainly composed by impairment of investments, of assets related to the acquisition of the right for the provision of financial services (payrolls) and of systems/hardware.

We present below the financial information for the fiscal years 2019, 2018 and 2017. It should be noted that as a result of the internal improvement of the results assessments process, as of the first quarter of 2019, we shall hold new managerial allocations in the recurring income statement and changes in the breakdown of the net interest income. The performance analysis by the Management, as well as the information provided to the market, now contemplate the adjustments below:

In the Net Interest Income analysis, the "Interest Earning Portion" and "Non-Interest Earning Portion" installments are now analyzed in a unique way, allocated in “Client Portion” and “Market Portion”. The insurance portion (financial income of the operation) started to be shown along with the “Income from Insurance, Pension Plans and Capitalization Bonds” in the recurring income statement.

In addition to the breakdown of the Net Interest Income adjustments, we made other reclassifications from Other Operating Income/Expenses, according to the following:

  Net Interest Income: was considered the expenses related to the acquisition of right on services provided to clients, such as amortization of the payroll and the expenses with monetary restatement of contingent liabilities;
  ALL expenses: which now includes other expenses related to loan losses; and
  Fee and Commission Income: which now contains other income related to the commercialization of the consortium products.

For best effect of comparability, the periods of 2018 and 2017 were reclassified, and the following information already includes the managerial relocations mentioned:

Our return on average shareholders’ equity (ROAE) has been growing and, in 2019, reached 20.6%, increase of 1.6 p.p. in comparison to 2018. Our return on average assets also progressed, reaching 1.8% in 2019.

The performance of the operating income continues driving the changes in net income in the periods. In the comparison between 2019 and 2018, the growth of net income was the result of larger financial margins, of the contribution from our insurance, pension and capitalization operations, of the growth of revenues from the provision of services and lower costs with Expanded ALL and other revenue / operating expenses, factors that compensated for the increase in operating expenses in the period, whose increase is mainly related to variable expenses.

In the comparison between 2018 and 2017, the increase of the net income reflects the good performance of the operating income, which was driven by the behavior of expenditure with Expanded ALL, which showed a significant reduction of 29.4%, even considering the growth of the loan portfolio in the period. In addition, we highlight the positive performance of revenues from the provision of services and the results with insurance, pension and capitalization operations, in addition to the behavior of operating expenses, which demonstrated the good direction and control of our spending.

Next we will comment on the main factors that influenced our lines of results in comparison to the past three fiscal years:

Net Interest Income

In the comparison between 2019 and 2018, the performance in net interest income was impacted by the following factors:

•         Client Portion – the growth remains supported by the positive effects of the average business volume increase, mainly because of the improvement of mass-market loan operations and the better results of the products' mix, factors that offset decrease in the average spread in the period.

•         Market Portion – the performance of this line is substantially supported by the positive results of our treasury in arbitration operations and with clients.

In 2018, the performance of net interest income was impacted by the following factors:

•           Client Portion – the variation shown in the period reflects the reduction in the average spread, given the greater competitive initiative of the market, which was offset by the positive effects of the increase of the average volume of business, mainly by the evolution of operations aimed at individuals and the best result of the products’ mix.

•           Market Portion – the growth in the period is due to the gains of the operations of the treasury in the management of proprietary positions of assets/liabilities (ALM), highlighting the highest result of the fixed holdings and the expense reduction with certain funding operations.

Expanded ALL

In the comparison between 2019 and 2018, the reduction of expenses with Expanded ALL is related to higher revenues with credit recovery, lower costs with impairment of financial assets and discounts granted/others, factors that offset the growth of expenditure with ALL (gross), which were impacted by the growth in credit operations and also, by the change in the portfolio mix, with emphasis on the evolution of operations with individuals and micro, small and medium-sized enterprises.

In the comparison between 2018 and 2017, the strong decrease in the ALL expense (Expanded) is related to the quality improvement of the loan portfolio, a reflection of a better of procedures for loan concession and recovery and the quality of new yields, and to the decrease in delinquencies in the period, in addition to lower expenses with impairment of financial assets.

Income from insurance, pension plans and capitalization bonds

In the comparison between 2019 and 2018, the evolution of the operating income reflects the good performance of the sales revenue, highlighting the growth in the lines of health, capitalization and life. The growth of the financial income reflects the best performance of operations with multi-market and variable income and of our investments indexed to the IPCA.

In the comparison between 2018 and 2017, the evolution of the operating income reflects the improvement of the expense and claims ratios, highlighting the segments of "health", "life and pension" and "auto/P&C". It is important to note that by the end of December 2018 the Liability Adequacy Test (TAP) did not have any effect on the result, since the higher value of securities held to maturity was greater than the need to complement the provision, according to Susep Circular No. 543/16. The performance in the financial result is primarily due to the movement of the price indexes (IGP-M and IPCA), besides, it reflects the behavior of the interest rates.

Fee and commission income

In the comparison between 2019 and 2018, the revenues from the provision of services showed a positive performance, with developments in virtually all the lines. Highlight for higher revenues from current accounts, driven by the increase of the base of account holders, whose base reached 30.1 million accounts, an increase of 1.8 million accounts in the year, higher revenues with management of consortia, custody services and brokerage and higher revenues from underwriting / financial advice, given the more favorable scenario in 2019 for activities of the capital market. In the period, adjustments were made with respect to asset management and operations with guarantees provided fees, and regarding lower revenues from the activities of the credit card operator.

In 2018, the fee and commission income evolved in all of the lines, with emphasis on current accounts, cards, fund management, consortium, loan operations, and custody and brokerage. We highlight that the increase observed of the revenues derives from the largest volume of operations, driven by a greater supply of products and services, widely available in digital and traditional channels. The results also show signs of constant improvements in the management of the products and services portfolio, as well as with benefits of the process of segmentation of clients and the gains of synergies obtained with the incorporation of HSBC Brasil.

Personnel expenses

In comparison to 2018, personnel expenses presented an evolution of 8.9%, reflecting the higher expenses with income and social security costs, resulting from the effects of the collective bargaining agreement, whose readjustment this year was 4.3% of the growth of variable expenses (profit sharing), highlighting that from 2019 we implemented a variable remuneration program directed to employees of the branch network and higher costs with provision for labor lawsuits, reflecting the agreements made.

In 2018, even considering the effects of the collective bargaining agreement for 2018/2019 (readjustment of 5%), the increase of expenditure with PLR and labor proceedings, our personnel costs evolved below inflation ratios, in relation to 2017.

We highlight that in August 2019, we launched the Voluntary Severance Program (PDV), which employees of the Bradesco Organization, which meet the requirements set out in the Regulation of the Program, could join the plan freely and voluntarily. The 2019 PDV, aimed to optimize and make our team structure more flexible and obtain an important improvement in our indicators of productivity, preserving the commitment with the parameters of the internal career and of generating value for shareholders. On December 31, 2019, the total costs were R$1.8 billion, with 3.4 thousand admissions. It is worth remembering that the first Special Voluntary Severance Program (PDVE), was released in July 2017, was launched, to which employees from the Organization who met the requirements set out in the regulation of the respective plan could join. The deadline for joining the plan expired at the end of August 2017, with the voluntary joining of 7,400 employees, with a total cost of R$2.3 billion.

Administrative expenses

In the comparison between 2019 and 2018, the increase of administrative expenses is more concentrated in the expenditure related to the growth in the volume of business ("variable part"), that showed a growth of 7.5% in the period. All other expenses ("fixed part") increased by 5.1% in the period, presenting a growth below the inflation rate for the period (IGP-M 7.3%), and were driven by higher expenditure on advertising and publicity, in addition to the contractual adjustments made in the period.

The increase in administrative expenses in 2018 stems from the growth in the volume of business and services, from higher expenses with advertising and publicity, arising out of the institutional positioning, and higher investments in technology, which impacted the expenses of depreciation and amortization. The expenditure had positive performance, mainly if we consider the inflation of the period, which highlights the efficient management in channeling expenses, in addition to the synergy gains arising from the incorporation of HSBC Brasil and the strategy for optimization of points of service.

Other operating income / expenses

In the comparison between 2019 and 2018, the reduction of the line of other operating income and expenses, is related to lower costs with constitutions of provisions for fiscal risks and expenses with the marketing of cards.

The increase in expenditure in the comparison between 2018 and 2017 reflects the higher constitutions of provisions for fiscal risks and higher expenses with the marketing of cards, justified by higher variable expenses related to compensation for the performance of strategic partnerships.

10.2 – Operating and Financial Income

Officers should comment:

a)             results of issuer’s operations, in particular:

i) description of any major components of revenue

Below we highlight our principal operating income:

Loan and Leasing Operations

The result of loan and leasing operations increased in the comparison between the years 2019 and 2018, mainly due to the growth loan operations and also, by the change in the portfolio mix, with emphasis on the evolution of operations with individuals and micro, small and medium-sized enterprises.

The reduction observed between the comparisons of 2018 and 2017, reflects the major competitive dynamics of the market, which impacted the average balance of loan operations, as well as the mix of the loan portfolio.

Income from securities, derivatives and foreign exchange operations

The result of operations with bonds and securities, derivatives and foreign exchange increased in the comparison between the years 2019 and 2018, due to the results obtained with derivatives of futures contracts.

In the comparison between 2018 and 2017, the reduction occurred mainly due to the lower volumes of interbank investments, reflecting the decrease in the result, in addition to the lower interest rates between the periods.

Financial income from insurance, pension plans and capitalization bonds

The variations presented in the comparison between the years 2019, 2018 and 2017, in the financial result of insurance, pension plan and capitalization are a reflection of the behavior of interest rates in the periods. It should be noted that in 2018, there were losses due to stock impairment, in the amount of R $ 1.468 million.

Revenue from reserve requirement

In the comparison between the balances for 2019 and 2018, the increase of 9.1% in revenues was, basically, due to the increase of R$18,545 million in the balance of time deposits, which offset the reduction of the Selic rate in the period, which went from 6.50% in 2018 to 4.50% in 2019.

Between the balances of 2018 and 2017, the reduction in revenue, was due, largely, to the reduction of the Selic rate in the periods, which was 6.50% in 2018 and 7.00% in 2017.

Earnings with Retained Premiums from Insurance, Pension Plans and Capitalization and Revenues from Provision of Services

Regarding the variations in income from insurance retained premiums, pension plans and capitalization and banking services fees, the related comments are included in item 10.1.h.

ii) factors that materially affected the operating results

Officers report that no factors have occurred that might significantly affect the Company’s operating results in the last three fiscal years other than those described in items 10.1.a; 10.1.h and 10.2.a.i.

b)       variations in income from price changes, foreign exchange rates, inflation, changes in volumes and introduction of new products and services

Officers report that there were no significant variations in the issuer’s financial income or revenues attributable to changing prices of our main inputs and products, exchange rates, inflation, altered volumes or the introduction of new products and services for the years 2019, 2018 and 2017.

c)        impact of inflation, variation of prices of main inputs and products, and foreign exchange and interest rates on the issuer’s operating income and financial income, when relevant

During the periods of high interest rates, our financial income increases because the interest rates on our interest-earning assets are higher too. At the same time, we incur higher financial expenses since interest rates on interest-bearing liabilities are also higher. Changes in volumes of our assets and liabilities that incur interest also affect our revenues and expenses. For example, an increase in our interest income attributable to higher interest rates may be impacted by a reduction in the volume of our outstanding loans.

Moreover, when the Brazilian Real depreciates, we incur: (i) losses on our liabilities denominated in or indexed to foreign currency, such as our long-term debt denominated in US dollar and foreign currency borrowings, in such a way that the cost in Reais of the relative financial expense increases; and (ii) gains in our assets denominated in and/or indexed to foreign currency, such as our securities and loan operations indexed to the US dollar, when the revenue from these assets measured in Reais increases. Conversely, when the Brazilian Real appreciates, we incur: (i) losses on our assets denominated in and/or indexed to foreign currencies; and (ii) gains on our liabilities denominated in or indexed to foreign currency.

10.3 – Events with Significant Effects (occurred and expected) on Financial Statements

Officers should comment on material effects that the events below have caused or are expected to cause for the issuer’s financial statements and results:

a)         introduction or sale of operating segment

No operational segment was introduced or sold in the period.

b)          creation, acquisition or sale of equity interest

On May 6, 2019, Bradesco announced to the market, that it has entered into a Share Purchase Agreement (“Agreement”) with the controlling shareholders of BAC Florida Bank (“BAC Florida”), the bank that has offered various financial services in the United States for 45 years, especially to non-resident high net worth Individuals. Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the United States to its high net worth clients (Prime and Private Bank), in addition to other banking services, such as checking accounts, credit card and real estate financing, as well as the opportunity to expand business related to corporate and institutional clients. The acquisition will cost approximately US$500 million.

On September 10, 2019, the Central Bank authorized Bradesco: (i) to participate in up to 100% of the capital of BAC Florida Bank and its subsidiaries – the securities broker BAC Florida Investments Corp. and non-financial corporations BAC Global Advisors Inc., 5551 Luckett Road, Inc. and Representaciones Administrativas Internacionales S.A., the latter located in Guatemala and the others located in the United States; and (ii) to participate temporarily in the capital of a holding company to be established in the USA, which should be extinct in the intentions of corporate restructuring (merger) to be conducted to ensure that Banco Bradesco S.A. is the owner of 100% of the shares representing the share capital of the BAC Florida Bank. The conclusion of the operation is subject to approval by the USA competent regulatory agencies and fulfillment of the legal formalities.

On January 15, 2020, Banco Bradesco announced that it had made the divestiture of the entire shareholding held in the capital of Chain Serviços e Contact Center S.A. ("Chain") to Almaviva do Brasil Telemarketing e Informática S.A.

c)          unusual events or operations

In the period, there were no unusual events or transactions involving the issuer, other than the extraordinary events stated in items 10.1.a and 10.1.h, which caused or are expected to cause significant impacts on its results.

10.4 – Significant Changes in Accounting Practices – Reservation and Emphases in the Auditor’s Opinion

Officers should comment:

a)         significant changes in accounting practices

Officers report that no significant changes were made to the accounting practices that Bradesco uses in the years ended December 31, 2019, 2018 and 2017.

b)         significant effects of changes in accounting practices

Officers highlight that, although there have been no significant changes in accounting practices of Bradesco, it is noteworthy that, unlike the other publicly-traded companies that are already using all of the “CPCs”, financial institutions use nine of the technical accounting standards issued by Brazil’s Accounting Standards Committee (CPC), that were approved by the National Monetary Council (CMN). The other CPC statements, interpretations and guidelines will only be applicable to financial institutions after approval by the National Monetary Council.

Below is a list of the nine CPC accounting statements approved by the National Monetary Council:

•         Resolution No. 3,566/08 – Asset impairment (CPC 01);

•         Resolution No. 3,604/08 – Statement of cash flows (CPC 03);

•         Resolution No. 3,823/09 – Provisions, contingent liabilities and contingent assets (CPC 25);

•         Resolution No. 3,973/11 – Subsequent events (CPC 24);

•         Resolution No. 3,989/11 – Share-based payment (CPC 10 - R1);

•         Resolution No. 4,007/11 – Accounting policies, changes in accounting estimates and errors (CPC 23);

•         Resolution No. 4,144/12 – Basic conceptual pronouncement (R1);

•         Resolution No. 4,424/15 – Benefits to employees (CPC 33 - R1); and

•         Resolution No. 4,636/18 – Related party disclosure (CPC 05 - R1).

c)          Reservations and emphases in the auditor’s report

There were no disclaimers and emphases on the independent auditors’ report.

10.5 - Critical Accounting Policies

Officers should indicate and comment on the critical accounting policies adopted by the issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests.

                Bradesco has disclosed critical risk factors and accounting policies, in conformity with the best international transparency and Corporate Governance practices, in relation to possible political and economic situations in the domestic and foreign markets, which may directly impact the day-to-day of operations and, accordingly, the Bank’s financial position.

                Our Officers believe that Bradesco’s results are subject to accounting policies, assumptions and estimates. It is Management’s responsibility to adopt fair accounting practices, in addition to using judgment while carrying out reasonable and conservative estimates to be used in the preparation of financial statements.

                Regarding materiality, the items below describe the accounting policies deemed as critical, as well as the areas demanding better judgment or involving a high complexity level, which may affect our financial position and the result of our operations. The accounting estimates we carry out in this context cause us to make assumptions on issues involving uncertainties. In each case, if our estimates are not confirmed, in comparison to effective results, there may be significant impacts on our financial situation or the results of our operations.

Allowance for loan losses

                The allowance for loan losses is calculated in an amount deemed sufficient at a given time to meet possible losses in the realization on loans operations, according to the rules and instructions issued by National Monetary Council and Central Bank of Brazil, the Management’s experience and the internal models of calculation of the Organization’s credit risks. At the end of each period, the allowance for loan losses is adjusted based on the analysis of our portfolio and on available information.

Although the internal models of risk calculation are often reviewed and improved, our process to calculate the level of provision for doubtful debt requires judgments and assumptions, which can affect the allowance estimate.

Classification of Securities and Derivatives

                Securities are classified into three categories: for trading, available for sale, and held to maturity. The classification under these categories is based on the Management’s intent of keeping or selling such securities. The accounting treatment to the securities we hold is dependent on how they are classified. Changes in the economic environment may alter our strategy in relation to a particular security, which would require a transfer between categories.

                The derivatives are evaluated at their market value, to offset the adequate income account. The operations that are instruments of hedge accounting may be classified as market risk hedge, cash flow hedge or hedge of investments held abroad.

Evaluation of Financial Instruments and Derivatives

                Financial instruments and derivatives recorded at fair value in our financial statements basically include securities classified as: (i) for trading; (ii) available for sale; and (iii) other trading assets, including derivatives. The fair value is defined as the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a transaction not enforced among market participants on the date of measurement.

                We estimate the fair value by using the market prices, as available. We note that the price may be affected by the volume of shares transacted, and may also fail to reflect the “control premiums” under share agreements with shareholders, which holds significant investments. However, the Management believes that market prices are the best indicators of fair value.

                At the determination of the fair value, when market prices are not available, the Management’s judgment is made, as models depend on our judgment of weight assignable to different factors and the quality of information received. The factors used in these models include quotations by distributors, pricing models, prices of instruments with similar characteristics and discounted cash flows. Model-based pricing also uses information on interest rates, foreign exchange rates and volatility of options, whenever significant and available. Such as reliable market data while estimating the impact of keeping a large position is generally limited. We use likewise our judgment for estimating prices whenever there is no external parameter. If we make inaccurate assumptions or the model itself makes inaccurate correlations or assumptions, the amount of income or loss recorded for a specific asset or liability may be incorrect. Judgment should also determine whether a reduction in the fair value below the updated cost of a held-to-maturity or an available-for-sale security is not temporary, so that it would demand the possible recognition of impairment of the updated cost and that we may record this reduction as an expense. At that evaluation, if any devaluation is not temporary, the Management will decide which historic period should be considered and how severally a loss may be provisioned for.

                These appraisal methods may lead Bradesco to have different results should the assumptions and estimates used fail to subsequently become real.

Deferred Income and Social Contribution Taxes

                The value determination of income tax and social contribution is complex, and therefore our evaluation is based on the analysis of our deferred fiscal assets and liabilities and income tax and social contribution payable. In general, the evaluation requires us to estimate the future amounts of deferred fiscal assets and income tax and social contribution payable. Evaluating the possibility of any deferred fiscal assets to be realized is subjective and involves uncertain evaluations and assumptions. Realization of deferred fiscal assets is subject to changes to future fiscal rates and the development of our tax planning strategies. Evaluations and assumptions may change over time as a result of unforeseen events or circumstances, thereby changing our initial judgment during the definition of our tax liabilities.

                We continuously monitor and evaluate the impact of new tax laws on our liabilities, as well as new events likely to affect the evaluations and assumptions of our analysis of the possibility of deferred fiscal assets realization.

                A significant judgment is required for the determination of the probability of a position on income tax and social contribution be sustained even after the result of any legal or administrative proceedings, on the basis of technical merits. An additional judgment is then required to determine the amount of benefit eligible to be recognized in our consolidated financial statements.

Impairment

The balances of securities classified as available-for-sale and held to maturity, in addition to non-financial assets (except for deferred tax credits), are reassessed at least on a yearly basis, to determine where there is any indication of impairment. When a loss is identified, we recognize an expense in income for the year. This occurs when the carrying amount of the asset exceeds its recoverable value.

We use a number of judgments to calculate the recoverable value, and accordingly we estimate the value of the most variable assets subject to impairment testing.

Technical provisions for insurance, pension plan and capitalization bonds

Technical reserves are liabilities representing estimates of amounts to be due on the future to our customers, stakeholders of pension plans, insured parties or their beneficiaries. The actuarial assumptions are based on our experience, and are periodically reviewed in relation to sector standards to assure actuarial credibility. Significant changes in the experiences or scenarios may compel us to establish a provision for expected future losses on a product, establishing complementary provisions for premiums of insurance and contributions of pension plans. These provisions are set forth in short- or long-term agreements to forecast expected future losses.

For insurance, the calculations are performed using data on claims, mortality rates, incapacity, validity time, inflation, expenses, and others. For long-term insurance agreements, when the actuarial assumptions in a specific policy or group of policies are fulfilled, they will not be changed during the validity time.

For pension plans, future benefits to be paid to participants or their beneficiaries include retirement, pension and redemptions, with actuarial hypotheses that take into account factors such as survivorship, interest rates, and disability, among others.

For capitalization bonds operations, future payments to our customers include provisions for prize draws and redemptions. These are calculated over par security values and adjusted for inflation.

Accounting provisions and contingent liabilities

We established accounting provisions recorded based the opinion of legal counsel, the nature of the lawsuits, similarity with previous proceedings, complexity and positioning of the Courts, whenever the loss is deemed probable, which would cause a potential outflow of funds to settle the obligation, and when amounts can be reliably measured.

Contingent liabilities classified as possible losses are not recorded as liabilities in the financial statements and must only be stated in notes, when individually relevant, whereas the liabilities classified as remote losses do not require provisions or statements.

We continuously monitor lawsuits in progress in order to evaluate, among other things: (i) the nature and complexity thereof; (ii) the development of the proceedings; (iii) the opinion of our legal advisors; and (iv) our experience with similar cases. Upon determining whether a loss is likely to occur and estimating its value, we also consider:

a)                   the probability of loss derived from claims occurred on or before the date of financial statements, which were identified by us after the date of such statements but before their publication; and

b)                  the need to disclose claims or events occurred after the date of financial statements, but before their publication.

10.6 – Material Items not shown in Financial Statements

Officers should describe material items not shown in the issuer’s financial statements, and state:

a)    assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as:

(i) operating leases, assets and liabilities; (ii) written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities; (iii) agreements for the future purchase and sale of products or services; (iv) agreements for constructions in progress; and (v) agreements for future receipt of financing:

There are no relevant items that have not been evidenced in the financial statements.

b)    other items omitted from the financial statements

Below, we present the values that represent the total risk of off-balance sheet items:

The commitments of the credit values include limits for authorization of credit card, personal credit, real estate financing, conta garantida (guaranteed account) and overdraft. Such values consist basically in the credit operations contracted, not yet released, and limits not yet used by clients.

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted

The letters of credit (credits opened for imports) are undertakings issued to guarantee the performance of a customer to a third party. We issue business letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions by the shipment of products. The contracts are subject to the same credit assessments applied in other credit concessions.

10.7 – Comments on Material Items not shown in Financial Statements

In relation to each of the items omitted from the financial statements referred to in item 10.6, the Officers should comment:

a)                       how such items change or may eventually change revenues, expenses, operating result, financial expenses or other items of the issuer’s financial statements

As described in item 10.6, we inform that, with regard to the guarantees provided and the letters of credit for import, the issuer receives a rate or a commission for the operation that sensitizes the revenue and consequently the operating income. If a problem occurs related to the capacity of a client making a payment, there may be the need for the constitution of provisions. Now regarding the commitments of credit values to be released, there will be only impact on the lines of income, if clients use these lines of credit.

b)                       nature and purpose of operation

Information mentioned in item 10.6.

c)                        nature and amount of obligations and rights generated for the issuer under the operation

Information mentioned in item 10.6.

10.8 – Business Plan

Officers should state and comment the principal elements of the issuer’s business, specifically exploring the following topics:

a)                       investments, including: (i) quantitative and qualitative description of the investments in progress and expected investments; (ii) sources of investment financing; (iii) relevant divestitures in progress and expected divestitures

As a necessary condition for the continued growth, we are investing in Information Technology (IT), and as a source of funding, we use our own working capital, which is represented by the shareholders’ equity.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

b)                       if already disclosed, the acquisition of plants, equipment, patents or other assets likely to materially influence the issuer’s production capacity should be indicated

No acquisitions of plant, equipment, patents or other assets that are likely to materially affect our production capacity have been disclosed.

c)                        new products and services, indicating: (i) description of the research in progress that has already been disclosed; (ii) total amounts spent by the issuer in research for the development of new products and services; (iii) projects in progress that have already been disclosed; (iv) total amounts spent by the issuer in the development of new products and services

There are no new significant products and services, individually.

10.9 – Other Factors with Relevant Influence

Comment on other factors materially affecting operational performance that have not been identified or commented in the other items in this section:

There are no other factors that could materially affect our operational performance that have not been mentioned in this section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.